Form 10-K, Exhibit 13
period 1996-12-31
VIDEOSERVER INC
filed 1997-03-31
CIK 943894

FINANCIAL SECTION

      CONTENTS

            Management's Discussion and Analysis of
                  Financial Condition and Results of Operations    18

            Consolidated Balance Sheets .......................    22

            Consolidated Statements of Income .................    23

            Consolidated Statements of Stockholders' Equity ...    24

            Consolidated Statements of Cash Flows .............    25

            Notes to Consolidated Financial Statements ........    26

            Report of Independent Auditors ....................    32

[BAR GRAPH]

[BAR GRAPH]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the percentage change in certain financial data compared to the previous year, and the financial data as a percentage of net sales for the years indicated.

Percent changes year to year              Items as a percentage of net sales
----------------------------------------------------------------------------
1995/1994    1996/1995    Income and expense items      1994    1995    1996
----------------------------------------------------------------------------
     81%         73%      Net sales                     100%    100%    100%
     70%         60%      Cost of sales                  38%     35%     33%
----------------------------------------------------------------------------
     88%         80%      Gross profit                   62%     65%     67%
                          Expenses:
     60%         46%      Research and development       21%     19%     16%
     69%         68%      Sales and marketing            20%     19%     18%
     41%         32%      General and administrative     14%     11%      8%
----------------------------------------------------------------------------
     58%         52%      Total expenses                 55%     49%     42%
----------------------------------------------------------------------------
    336%        167%      Income from operations          7%     16%     25%
    882%         38%      Interest income, net            1%      5%      4%
    397%        138%      Income before income taxes      8%     21%     29%
----------------------------------------------------------------------------
  1,005%        222%      Provision for income taxes      1%      4%      8%
----------------------------------------------------------------------------
    337%        117%      Net income                      7%     17%     21%
----------------------------------------------------------------------------

[BAR GRAPH]

[BAR GRAPH]

OVERVIEW

The Company was founded in February 1991, and commenced shipments of its Multimedia Conference Server (MCS) products in 1992. It has experienced significant sales growth since that time. The Company has continued to develop and enhance its product line, with regular introductions of new versions of its software and hardware. The Company markets its products to OEM suppliers of conferencing equipment, which resell the Company's products, and to public and private telecommunications carriers, which generally offer services to end-users based on the Company's products. More recently, the Company has begun to market its products to computer and network equipment manufacturers as those companies enter the conferencing industry. Unit shipments have grown due to growth in the conferencing market, increased acceptance of the Company's MCS products, and expansion of the Company's domestic and international OEM and carrier relationships. The Company initially achieved profitability in the first quarter of 1994 and has been profitable each quarter thereafter.

The Company completed an initial public offering of its Common Stock in June, 1995, in which 2,300,000 shares of its newly issued common stock were sold for net proceeds to the Company of $35.4 million. The principal purposes of the offering were to increase the Company's working capital and equity base, to provide a public market for the Company's Common Stock, and to facilitate future access by the Company to public equity markets.

RESULTS OF OPERATIONS -- YEARS ENDED
DECEMBER 31, 1994, 1995, AND 1996

NET SALES

Net sales increased 81% from $15.6 million in 1994 to $28.2 million in 1995, and 73% to $48.8 million in 1996. The growth in net sales was primarily due to an increase in unit shipments of MCS products. This increase was driven by greater market demand for the Company's products in U.S. and international markets, an expanding number of OEM customers, and a greater number of public and private telecommunications carriers who have become customers as they begin to offer conferencing services to end-users. The introduction of new features, such as Continuous Presence and data conferencing capability, both of which began shipping in the first quarter of 1996, also contributed to the increase. Service revenues, which include fees from maintenance contracts, software subscriptions, and training were higher as well, primarily as a result of the growth in the Company's installed base. Two customers accounted for 55% and 12% of net sales in 1994, three customers accounted for 23%, 19%, and 18% of net sales in 1995, and two customers accounted for 43% and 10% of net sales in 1996.

International sales, primarily in Europe, were approximately 29%, 25%, and 32% of net sales in 1994, 1995, and 1996. The Company expects that international sales, which are currently denominated in U.S. dollars, will continue to be a significant portion of the Company's business.

GROSS PROFIT

The Company's cost of sales consists of materials costs, manufacturing labor and overhead, and customer support costs. Gross profit as a percentage of net sales increased from 62% in 1994 to 65% in 1995, and to 67% in 1996. The increases in 1995 and 1996 were primarily due to lower component costs and economies in manufacturing, a higher mix of product upgrades which carry a higher gross profit, and stable selling prices through the majority of the product line.

The higher gross profit rates experienced in 1996 are not likely to continue, as recently introduced and planned low end, lower margin products may become a larger proportion of the sales mix. In addition, increased competition may result in lower selling prices, and the proportion of sales to carriers, which generally have been at higher gross profit rates than sales to OEMs, may be uneven.

RESEARCH AND DEVELOPMENT

Research and development expenses consist principally of compensation costs for engineers, depreciation expense, supplies, and testing. Research and development expenses increased 60% from $3.3 million in 1994 to $5.3 million in 1995, and increased 46% to $7.8 million in 1996, representing 21%, 19%, and 16% of net sales in those years. The increases in spending were primarily due to increased engineering staffing required to develop and enhance the Company's MCS product line, including joint development projects with customers. Funding from customers for these projects, which amounted to $340,000 in 1994, $1.0 million in 1995, and $1.2 million in 1996, is treated as a reduction of research and development expenses as contracted work is performed and defined milestones are achieved by the Company. The percentage relationship of research and development expenses to net sales may vary depending upon the level of development funding from customers. All software development costs have been expensed as incurred because costs eligible for capitalization have not been material. The Company expects to continue to commit substantial resources to research and development in the future, and to increase its development expenditures in absolute terms in 1997. In January 1997, the Company began to establish an international development operation in the United Kingdom.

SALES AND MARKETING

Sales and marketing expenses consist principally of compensation costs (including sales commissions and bonuses), travel expenses, trade shows, and other marketing programs. Sales and marketing expenses increased 69% from $3.2 million in 1994 to $5.3 million in 1995, and increased 68% to $8.9 million in 1996, representing 20%, 19%, and 18% of net sales in those years. The increased spending was primarily due to the addition of sales and marketing personnel, both in the U.S. and internationally, to support an increasing number of OEM and carrier customers, increased commissions on higher sales, and the opening of new sales offices.

The Company expects continued increases in sales and marketing expenses as it addresses broader markets and geographic territories for its products.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist principally of expenses for finance, administration, and general management activities, including legal, accounting, and other professional fees. General and administrative expenses increased 41% from $2.2 million in 1994 to $3.0 million in 1995, and increased 32% to $4.0 million in 1996, representing 14%, 11%, and 8% of net sales in those years. The increased spending was primarily due to the addition of finance and administrative personnel, increased costs associated with being a public company, and the costs of relocating to a larger primary facility in May 1996. The Company expects continued increases in general and administrative expenses in 1997, although it expects that these expenses should continue to decrease as a percentage of net sales due to the more rapid growth in net sales. General and administrative expenses in 1994 also included costs of $850,000 relating to a patent infringement lawsuit, which was settled in 1994.

INTEREST INCOME, NET

Interest income, net, consists of interest on cash, cash equivalents, and marketable securities offset by interest expense on equipment financing. The increase from approximately $133,000 in 1994 to $1.3 million in 1995 and $1.8 million in 1996 was due to higher cash balances, resulting from the proceeds received upon the closing of the Company's initial public offering in June, 1995 and cash generated from operations.

PROVISION FOR INCOME TAXES

The provision for income taxes was 9% in 1994, 20% in 1995, and 27% in 1996. The effective tax rate in both 1994 and 1995 was less than the combined federal and state statutory rate primarily as a result of the utilization of net operating loss carryforwards. Net operating loss carryforwards for federal income tax purposes were fully utilized during 1995. The effective tax rate in 1996 was less than the combined federal and state statutory rate primarily as a result of the elimination of valuation reserves related to deferred tax assets. These reserves were recorded in 1994 and 1995, but were eliminated in 1996, as the Company has now deemed it more likely than not that sufficient future taxable income will be generated to realize the benefits of these deferred tax assets. For 1997, the effective tax rate is expected to more closely approximate the combined federal and state statutory rate.

OTHER FACTORS WHICH MAY AFFECT
FUTURE OPERATIONS

The Company's Annual Report includes discussions of its long term growth outlook, including various forward-looking statements. The following risks and uncertainties, among others, could affect the degree to which such expectations are realized.

[BAR GRAPH]

[BAR GRAPH]

[BAR GRAPH]

EVOLVING MARKETS

Sales of Multimedia Conference Server (MCS) products account for substantially all of the Company's sales. The Company's success depends to a significant extent on the acceptance, and the rate of acceptance, of MCS products in a number of markets, all of which are in the early stages of development. These markets include videoconferencing, desktop video, collaborative data-sharing, and carrier-based conferencing services. A number of telecommunications carriers have purchased the Company's products to offer conferencing services to end-users. In many instances, there is inadequate experience to predict the ultimate success of these service offerings, and therefore the degree to which these customers may order additional products from the Company. There can be no assurance that any of the markets for the Company's products will develop to the extent, in the manner or at the rate anticipated by the Company. In addition, future prices the Company is able to obtain for its products may decrease from historical levels as a result of new product introductions by others, price competition, technological change, or otherwise.

DEPENDENCE ON MAJOR CUSTOMERS

Consolidation among traditional videoconferencing equipment companies is increasing. In January 1997, Compression Labs, Inc., who in 1996 represented 10% of the Company's revenues, and Vtel Corporation announced an agreement to merge.

While the number of OEM and carrier customers of the Company continues to grow, sales to a relatively small number of them have accounted for a significant portion of the Company's net sales, and the Company believes that its dependence on these customers, or a similarly few number of customers, will continue. This concentration of customers may cause net sales and operating results to fluctuate from quarter to quarter based on major customers' requirements and the timing of their orders and shipments. The Company's agreements with its customers generally do not include minimum purchase commitments or exclusivity for purchases of a similar product. The Company's operating results could be materially and adversely affected if any present or future major customer were to choose to reduce its level of orders, were to change to another vendor for purchases of a similar product, were to experience financial, operational or other difficulties, or were to delay paying or fail to pay amounts due the Company.

RAPID TECHNOLOGICAL CHANGE

The market for the Company's products is characterized by rapidly changing technology, evolving industry standards, emerging network architectures, and frequent new product introductions. To date, the Company's products have primarily addressed video telecommunications over switched digital networks such as ISDN, under the International Telecommunication Union's H.320 standard. Newly promulgated industry standards, such as the H.323 standard for audio, video, and data communications over local area networks and the Internet, are expected to foster growth in conferencing over new types of networks in addition to ISDN. The adoption rate of these new standards may adversely impact near-term growth of the conferencing market as users evaluate network platforms. The Company has invested, and for 1997 plans to continue to invest, in software development and products related to certain of these new standards. Many other companies, including PictureTel Corporation, currently the Company's largest customer, have announced their intention to develop products related to these new standards that could be competitive with the Company's future offerings. The Company's success will depend, in part, upon its ability through continued investments to maintain its technological leadership, to enhance and expand its existing product offerings, and to select and develop in a timely manner new products that achieve market acceptance.

COMPETITION

The market for networking and communications products is highly competitive. Although to date the Company has experienced limited competition from products with comparable capabilities, the Company expects competition to increase significantly in the future. A number of companies have introduced or announced their intention to introduce products that could be competitive with the Company's products, and the rapidly evolving nature of the markets in which the Company competes may attract other new entrants as they perceive opportunities. The Company's current and potential competitors may have longer operating histories and greater financial, technical, and sales and marketing resources.

PERIOD TO PERIOD FLUCTUATIONS

The Company's operating results are likely to vary significantly from quarter to quarter as a result of several factors, including: the timing of new product announcements and introductions by the Company, its major customers and its competitors; market acceptance of new or enhanced versions of the Company's products; changes in the product mix of sales; changes in the relative proportions of sales among distribution channels or among customers within each distribution channel;

changes in manufacturing costs; price reductions for the Company's products; the gain or loss of significant customers; increased research and development expenses associated with new product introductions; seasonality; and general economic conditions. New customers orders have generally been characterized by lengthy sales cycles, making it difficult to predict the quarter in which sales will occur. Carriers' deployment projects involve particularly long sales cycles, and shipments for such projects are therefore often difficult to forecast. In addition, such shipments are subject to delays in the timing of such projects. The Company typically operates with a small backlog. As a result, quarterly sales and operating results generally depend on the volume, timing of, and ability to fulfill orders received within the quarter, which are difficult to forecast. Also, the Company may recognize a substantial portion of its sales in a given quarter from sales booked and shipped in the last weeks of that quarter. All of the above factors can materially adversely affect the Company's business and operating results for one quarter or a series of quarters, and are difficult to forecast. The Company establishes its expenditure levels for product development and other operating expenses based, in large part, on its expected future sales. As a result, if sales fall below expectations, there would likely be a material adverse effect on the Company's operating results and net income because only a small portion of the Company's expenses vary with its sales in the short term.

PROTECTION OF PROPRIETARY TECHNOLOGY

The Company's success depends, to a large extent, on its ability to protect its proprietary technology. While the Company has applied for several patents, it currently holds only one U.S. patent relating to its existing products and relies primarily on a combination of contractual rights, trade secrets, and copyrights to protect its intellectual property rights.

UNCERTAINTIES REGARDING PATENTS

In December 1994, the Company settled patent infringement litigation brought against it by Datapoint Corporation (Datapoint) for a cash payment by the Company in the amount of $500,000. However, patent infringement litigation still exists between Datapoint and two of the Company's largest customers. In addition, Datapoint has written inquiry letters to a significant number of others in the videoconferencing market offering to sell them nonexclusive licenses under certain Datapoint patents in the videoconferencing field (the Datapoint Patents). While the validity or scope of the Datapoint Patents has not been adjudicated by a court, Datapoint has, in effect, asserted that the Datapoint Patents cover certain aspects of multipoint conferencing operations involving terminals and multipoint control units, including MCSs. As a result of the December 1994 settlement, the Company obtained a nonexclusive license for its MCS under the Datapoint Patents, which license includes limited rights for the products and services of the Company's customers. However, the conferencing market in general, and the Company's future sales and operating results in particular, could be adversely affected as a result of ongoing uncertainties regarding the Datapoint Patents. Such uncertainty, and any related potential impact of it, is likely to exist until the validity of the patents is adjudicated.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, the Company has cash, cash equivalents, and marketable securities of $54.7 million. The Company regularly invests excess funds in short-term money market funds, government securities, and commercial paper. The Company has no material long-term debt.

The Company generated cash from operations of $12.5 million in 1996, primarily resulting from net income during the year.

The Company's primary investing activities to date have been the purchase of computers and equipment for research and development, product support, sales, marketing, and administration to support the Company's growth. In May 1996, the Company relocated its principle operation to a larger facility in Burlington, Massachusetts.

In June 1995, the Company completed an initial public offering in which 2,300,000 shares of its newly issued common stock were sold for net proceeds to the Company of $35.4 million. Of the net proceeds, $3.6 million was used to redeem all outstanding shares of Series A Preferred Stock.

At December 31, 1996, the Company has available a bank revolving credit facility providing for borrowings up to $5.0 million. Borrowings are limited to a percentage of eligible accounts receivable and are unsecured. The Company also has a $2.0 million term credit facility for equipment purchases during 1997. The Company's equipment is pledged as collateral under this facility. No borrowings have been made under either facility. Under these credit facilities, the Company is required to maintain certain financial ratios and minimum levels of net worth and profitability, and is prohibited from paying cash dividends without the bank's consent.

The Company believes that its existing cash, cash equivalents, and marketable securities, together with cash generated from operations and borrowings available under the Company's credit facilities, will be sufficient to meet the Company's cash requirements for the foreseeable future.

[BAR GRAPH]

[BAR GRAPH]

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share-related data)                            December 31
----------------------------------------------------------------------------------------
                                                                       1995        1996
----------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                         $ 31,679     $27,876
  Marketable securities                                               13,489      26,808
  Accounts receivable, net of allowance for doubtful accounts
   of $650 and $1,077 in 1995 and 1996                                 4,231       7,252
  Inventories                                                          1,598       3,653
  Deferred taxes                                                         300       2,280
  Other current assets                                                   543         843
----------------------------------------------------------------------------------------
Total current assets                                                  51,840      68,712
Equipment and improvements,
  net of accumulated depreciation and amortization                     1,921       4,180
Other assets, net of accumulated amortization of $156 and $253
  in 1995 and 1996                                                       141         204
----------------------------------------------------------------------------------------
Total assets                                                        $ 53,902     $73,096
----------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
  Accounts payable                                                  $  1,040     $ 3,481
  Accrued expenses                                                     4,596       8,240
  Deferred revenue                                                     1,129         831
  Current portion of long-term debt                                      675         506
----------------------------------------------------------------------------------------
Total current liabilities                                              7,440      13,058
Long-term debt, less current portion                                     673         167
Stockholders' equity:
  Preferred stock, $.01 par value;  2,000,000 shares authorized, none issued and outstanding
  Common stock, $.01 par value; 40,000,000 shares authorized;
   12,548,769 issued and 12,385,731 outstanding in 1995;
   12,620,760 issued and outstanding in 1996                             125         126
  Capital in excess of par value                                      45,635      49,573
  Retained earnings                                                       31      10,225
  Cumulative translation adjustment                                                  (53)
  Treasury stock, 163,038 common shares in 1995                           (2)
----------------------------------------------------------------------------------------
Total stockholders' equity                                            45,789      59,871
----------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                          $ 53,902     $73,096
----------------------------------------------------------------------------------------

See accompanying notes

                                               CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except for share-related data)           Year ended December 31
-----------------------------------------------------------------------------------
                                                    1994         1995         1996
-----------------------------------------------------------------------------------
Net sales                                        $ 15,557     $ 28,197     $ 48,833
Cost of sales                                       5,874        9,978       15,955
-----------------------------------------------------------------------------------
Gross profit                                        9,683       18,219       32,878
Operating expenses:
  Research and development                          3,324        5,303        7,767
  Sales and marketing                               3,158        5,326        8,945
  General and administrative                        2,156        3,038        4,004
-----------------------------------------------------------------------------------
Total operating expenses                            8,638       13,667       20,716
-----------------------------------------------------------------------------------
Income from operations                              1,045        4,552       12,162
Interest expense                                      (71)        (118)         (93)
Interest income                                       204        1,424        1,895
-----------------------------------------------------------------------------------
Income before income taxes                          1,178        5,858       13,964

Provision for income taxes                            106        1,171        3,770
-----------------------------------------------------------------------------------
Net income                                       $  1,072     $  4,687     $ 10,194
-----------------------------------------------------------------------------------
Net income per share:
  Primary                                        $   0.10     $   0.39     $   0.77
  Fully diluted                                  $   0.10     $   0.39     $   0.76
-----------------------------------------------------------------------------------

See accompanying notes

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except for share-related data)

-------------------------------------------------------------------------------------------------------------------------
                                    Convertible                                                 Retained
                                     Preferred                                  Capital         Earnings      Cumulative
                                       Stock            Common Stock          In Excess of    (Accumulated    Translation
                                     Par Value        Shares     Par Value      Par Value       Deficit)      Adjustment
-------------------------------------------------------------------------------------------------------------------------
Balances as of January 1, 1994         $ 1          5,949,575       $ 59         $5,625         $(5,513)        $   0
  Sale of 41,920 shares of
   Series C preferred stock              1                                        4,159
  Purchase of treasury stock
  Stock issued under
   employee benefit plans                              97,480          1              7
  Declared dividend                                                                                (215)
  Net income                                                                                      1,072
-------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 1994         2          6,047,055         60          9,791          (4,656)            0
  Sale of 196 shares of
   Series C preferred stock                                                          20
  Purchase of treasury stock
  Stock issued in initial public
   offering, net of issuance
   costs of $950                                    2,300,000         23         35,390
  Conversion of 57,150 shares of
   Series B and 42,116 shares of
   Series C preferred stock             (2)         4,164,944         42            (40)
  Stock issued under
   employee benefit plans                              36,770                       124
  Tax benefit related to
   employee stock plans                                                             350
  Net income                                                                                      4,687
-------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 1995         0         12,548,769        125         45,635              31             0
  Stock issued under  employee
   benefit plans                                       71,991          1          1,788
  Tax benefit related to
   employee stock plans                                                           2,150
  Foreign currency translation
   adjustment                                                                                                    (53)
  Net income                                                                                    10,194
-------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 1996       $ 0         12,620,760       $126        $49,573        $10,225          $(53)
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------

                                        Treasury          Total
                                          Stock        Stockholders'
                                     Shares    Cost       Equity
--------------------------------------------------------------------
Balances as of January 1, 1994       235,500   $(2)      $   170
  Sale of 41,920 shares of
   Series C preferred stock                                4,160
  Purchase of treasury stock           1,800
  Stock issued under
   employee benefit plans                                      8
  Declared dividend                                         (215)
  Net income                                               1,072
--------------------------------------------------------------------
Balances as of December 31, 1994     237,300    (2)        5,195
  Sale of 196 shares of
   Series C preferred stock                                   20
  Purchase of treasury stock             438
  Stock issued in initial public
   offering, net of issuance
   costs of $950                                          35,413
  Conversion of 57,150 shares of
   Series B and 42,116 shares of
   Series C preferred stock
  Stock issued under
   employee benefit plans            (74,700)                124
  Tax benefit related to
   employee stock plans                                      350
  Net income                                               4,687
--------------------------------------------------------------------
Balances as of December 31, 1995     163,038    (2)       45,789
  Stock issued under  employee
   benefit plans                    (163,038)    2         1,791
  Tax benefit related to
   employee stock plans                                    2,150
  Foreign currency translation
   adjustment                                                (53)
  Net income                                              10,194
--------------------------------------------------------------------
Balances as of December 31, 1996           0   $ 0       $59,871
--------------------------------------------------------------------

See accompanying notes.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                   Year ended December 31
--------------------------------------------------------------------------------------------
                                                             1994         1995         1996
--------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                              $  1,072     $  4,687     $ 10,194
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                               764        1,071        1,739
   Provision for doubtful accounts                             113          532          427
   Deferred taxes                                                          (300)      (1,980)
   Tax benefit related to employee stock plans                              350        2,150
   Changes in operating assets and liabilities:
     Accounts receivable                                    (1,093)      (2,378)      (3,448)
     Inventories                                              (249)        (498)      (2,055)
     Other current assets                                     (135)        (382)        (300)
     Accounts payable and accrued expenses                   1,294        3,083        6,085
     Deferred revenue                                          380          568         (298)
--------------------------------------------------------------------------------------------
  Net cash provided by operating activities                  2,146        6,733       12,514
--------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Net purchases of equipment and improvements                 (992)      (1,583)      (3,901)
  Purchases of marketable securities                                    (13,489)     (21,438)
  Proceeds from sale of marketable securities                                          8,119
  Increase in other assets                                    (232)          (5)        (160)
--------------------------------------------------------------------------------------------
  Net cash used in investing activities                     (1,224)     (15,077)     (17,380)
--------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Proceeds from long-term debt                                 931          811
  Repayment of long-term debt                                 (312)        (713)        (675)
  Net proceeds from issuance of preferred stock              4,160           20
  Net proceeds from issuance of common stock                             35,413
  Net proceeds from issuance of stock under
   employee benefit plans                                        8          124        1,791
  Redemption of preferred stock                                          (3,612)
  Payment of preferred dividends                                           (215)
--------------------------------------------------------------------------------------------
  Net cash provided by financing activities                  4,787       31,828        1,116
--------------------------------------------------------------------------------------------
  Effect of exchange rate on cash and cash equivalents                                   (53)
  Increase (decrease) in cash and cash equivalents           5,709       23,484       (3,803)
  Cash and cash equivalents at beginning of year             2,486        8,195       31,679
--------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                $  8,195     $ 31,679     $ 27,876
--------------------------------------------------------------------------------------------
  Supplementary disclosure of cash flow information:
   Interest paid                                          $     71     $    118     $     94
--------------------------------------------------------------------------------------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

VideoServer, Inc. (the Company) operates in one business segment, which is the design, development, manufacture, marketing, sale, and service of networking equipment and associated software used to create multimedia conferences that connect multiple users over wide area networks and allow them to interact as a group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. All assets and liabilities of foreign subsidiaries are translated at the rate of exchange at year end, while sales and expenses are translated at the average rates in effect during the year. The net effect of these translation adjustments is shown in the accompanying financial statements as a component of stockholders' equity.

SIGNIFICANT ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment, and the Company's products are generally delivered without significant post-sale obligations to the customer. If significant obligations exist, revenue recognition is deferred until the obligations are satisfied. Estimated product warranty costs are provided for at the time of sale. Revenue from maintenance agreements is recognized ratably over the term of the agreements, and other service revenue is recognized as the services are performed.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

All of the Company's cash equivalents and marketable securities are classified as available-for-sale, and accordingly are carried at fair market value based on quoted market prices, which approximates their cost. Unrealized gains and losses, which are reported as a component of stockholders' equity, were not material in 1995 or 1996. Realized gains and losses are included in net interest income. The Company considers all liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents and marketable securities consist of highly rated U.S. and state government securities, commercial paper, and short-term money market funds.

Marketable securities at December 31, 1996, by contractual maturity, included approximately $24,167,000 due in one year or less, and $2,641,000 due between one year and two years.

CONCENTRATIONS OF CREDIT RISK

Sales to two, three and two customers accounted for 67%, 60%, and 53% of total net sales in 1994, 1995, and 1996. The accounts receivable from these customers amounted to approximately $3,122,000 and $2,993,000 at December 31, 1995 and 1996. Export sales, primarily to Europe, were approximately $4,524,000 in 1994, $7,129,000 in 1995, and $15,791,000 in 1996.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash equivalents, marketable securities, and accounts receivable. All of the Company's cash equivalents and marketable securities are maintained by major financial institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers. The Company has not incurred any material write-offs related to its accounts receivable.

INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

EQUIPMENT AND IMPROVEMENTS

Equipment and improvements are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

  Computer and
  office equipment                     3 to 5 years
  Furniture and fixtures               5 years
  Leasehold improvements               Shorter of lease term or
                                       estimated useful life

DEFERRED REVENUE

Deferred revenue represents amounts paid under maintenance agreements or for product sales in advance of revenue recognition.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to expense as incurred. To date, costs of internally developed software eligible for capitalization have been immaterial and have been expensed as incurred.

The Company receives fees under product development contracts with certain customers. Product development fees are recorded as a reduction of research and development costs as work is performed pursuant to the related contracts and defined milestones are achieved. Payments received in advance are recorded as accrued liabilities. Fees recorded as a reduction of research and development costs, including amounts received from a customer who is also a stockholder, amounted to $340,000, $1,000,000 and $1,150,000 in 1994, 1995, and 1996.

NET INCOME PER SHARE

Net income per share is calculated based on the weighted average number of common shares and common equivalent shares assumed outstanding during the period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the Company during the twelve months immediately preceding the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and the initial public offering price, as if these shares were outstanding for all periods prior to the initial public offering. Shares used in computing both primary and fully diluted earnings per share were 10,272,542 in 1994 and 12,065,361 in 1995. Shares used in computing primary and fully diluted earnings per share in 1996 were 13,310,793 and 13,406,789.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets," the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present. On an on-going basis, management reviews the value and period of amortization or depreciation of long-lived assets. During this review, the Company reevaluates the significant assumptions used in determining the original cost of long-lived assets. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows, and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets based upon events or circumstances which have occurred since acquisition.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). This statement establishes financial accounting and reporting standards for stock-based compensation plans, including stock options for the purchase of common stock provided for under the Amended and Restated 1991 Stock Incentive Plan (the "1991 Plan"), options to acquire shares of common stock issued under the Amended and Restated 1994 Non-Employee Director Stock Option Plan (the "Director Plan"), and shares purchased under the 1995 Employee Stock Purchase Plan. As permitted under SFAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its stock-based benefit plans, as opposed to the alternative fair value accounting provided for under SFAS 123. Because the exercise price of the options granted under the 1991 Plan and the Director Plan to date equals the market price of the underlying stock on the date of grant, no compensation expense is recognized under APB 25.

3. INVENTORIES

Inventories consist of:

                                            December 31
                                        1995            1996
-------------------------------------------------------------
                                           (In thousands)
Raw materials and subassemblies        $1,100          $2,881
Work in process                           187             247
Finished goods                            311             525
-------------------------------------------------------------
                                       $1,598          $3,653

4. EQUIPMENT AND IMPROVEMENTS

Equipment and improvements consist of:

                                             December 31
                                         1995           1996
-------------------------------------------------------------
                                           (In thousands)
Computer and office equipment           $4,020         $7,323
Furniture and fixtures                     110            227
Leasehold improvements                     175            656
-------------------------------------------------------------
                                         4,305          8,206
Less accumulated depreciation            2,384          4,026
-------------------------------------------------------------
                                        $1,921         $4,180

5. ACCRUED EXPENSES

Accrued expenses consist of:

                                      December 31
                                    1995      1996
---------------------------------------------------
                                    (In thousands)
Employee compensation
   and benefits                    $1,356    $2,378
Professional fees                     207       505
Warranties and other
   customer-related costs           1,385     2,940
Income and other taxes payable                1,024
Development fee advances              654       464
Other accrued expenses                994       929
---------------------------------------------------
                                   $4,596    $8,240

6. BANK ARRANGEMENTS

The Company has a revolving credit facility of $5,000,000 which bears interest at the prime rate (8.25% at December 31, 1996) and is available until January 1998. Borrowings under the facility may not exceed 80% of qualified accounts receivable, as defined. The Company also has a $2,000,000 equipment line of credit, bearing interest at the prime rate plus .5%, available for equipment purchases made in 1997. No borrowings have been made under either facility.

Long-term debt at December 31, 1996 consists of variable-rate equipment installment notes, aggregating $673,000, bearing interest at the prime rate plus
 .5% to .75%, payable in various monthly installments through October 1998. Maturities of long-term debt are $506,000 in 1997, and $167,000 in 1998.

The Company's equipment is pledged as collateral against the equipment line of credit. The revolving credit facility is unsecured; however, the Company is required to maintain certain financial ratios and minimum levels of net worth and profitability, and the Company's ability to pay dividends to stockholders is restricted under the terms of both the revolving and equipment lines of credit.

7. INCOME TAXES

The provision for income taxes for 1994, 1995, and 1996 is as follows:

                             Year ended December 31
                         1994        1995          1996
--------------------------------------------------------
                                (In thousands)
Current:
  Federal                $ 46      $1,188        $ 4,359
  State                    52         195          1,330
  Foreign                   8          88             61
--------------------------------------------------------
                          106       1,471          5,750
Deferred:
  Federal                            (300)        (1,695)
  State                                             (285)
--------------------------------------------------------
                                     (300)        (1,980)
--------------------------------------------------------
Total tax provision      $106      $1,171        $ 3,770

Cash payments for income taxes totaled approximately $1,171,000 and $2,408,000 in 1995 and 1996.

The effective tax rate differs from the statutory federal income tax rate of 34% in 1994 and 1995, and 35% in 1996, due to the following:

                                          Year ended December 31
                                       1994        1995        1996
-------------------------------------------------------------------
Statutory income
  tax rate                             34.0%       34.0%       35.0%

State income taxes,
  net of federal benefit                2.8         3.3         4.9

Research and
  development tax credits                --        (1.3)       (1.4)

Tax benefit from Foreign
  Sales Corporation                      --        (1.0)       (1.9)

Tax-exempt interest income               --        (1.4)       (2.7)

Foreign and other                       2.3         1.7         0.4

Utilization of net operating loss
  carryforwards                       (30.1)      (15.3)         --

Change in valuation allowance            --          --        (7.3)
-------------------------------------------------------------------
Effective tax rate                      9.0%       20.0%       27.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Valuation allowances were recorded in 1994 and 1995 to offset certain net deferred tax assets due to the uncertainty of realizing the benefit of these assets, but were eliminated in 1996, as the Company has now deemed it more likely than not that sufficient future taxable income will be generated to realize the benefit of these deferred tax assets.

The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                            December 31
                                          1995       1996
----------------------------------------------------------
                                           (In thousands)
Deferred tax assets:
  State tax loss carryforwards$             28          --
  Deferred revenue                         164     $   116
  Research and development credits         100          --
  Reserves not currently deductible        958       2,044
  Depreciation and other                   196         283
----------------------------------------------------------
Total deferred tax assets                1,446       2,443

Deferred tax liability:
  Amortization of start-up costs          (124)       (163)
  Valuation allowance
    for deferred tax assets             (1,022)         --
----------------------------------------------------------
Net deferred tax                       $   300     $ 2,280

8. COMMITMENTS AND CONTINGENCIES

The Company rents its primary facility under an operating lease which expires in February 1999. The Company also leases sales offices under leases that expire on various dates through February 2000. Future minimum lease payments at December 31, 1996 under these noncancelable operating leases are approximately $695,000 in 1997, $650,000 in 1998, $235,000 in 1999, and $20,000 in 2000.

Rent expense was approximately $341,000, $430,000, and $595,000 in 1994, 1995,
and 1996.

In December 1994, the Company settled a patent infringement lawsuit brought against it by Datapoint Corporation. As a result of the settlement, the Company obtained a nonexclusive license for its MCS products, which includes limited rights for the products and services of the Company's customers. The Company recorded charges against 1994 operations of approximately $850,000 for the agreed-upon costs of the settlement and indemnification of one of its customers.

Patent infringement litigation still exists between Datapoint and two of the Company's largest customers. In addition, Datapoint has written inquiry letters to a significant number of others in the videoconferencing market offering to sell them nonexclusive licenses under certain Datapoint Patents in the videoconferencing field (the Datapoint Patents). While the validity or scope of the Datapoint Patents has not been adjudicated by a court, Datapoint has, in effect, asserted that the Datapoint Patents cover certain aspects of multipoint videoconferencing operations involving terminals and multipoint control units, including the Company's MCSs. The Company believes that the videoconferencing market in general, and the Company's future sales and operating results in particular, could be adversely affected as a result of ongoing uncertainties regarding the Datapoint Patents. Such uncertainty, and any impact of it, is likely to remain until a definitive action is brought in court and the validity of the patents is adjudicated.

9. STOCKHOLDERS' EQUITY

INITIAL PUBLIC OFFERING

In June 1995, the Company completed an initial public offering (IPO) of its common stock in which 2,300,000 shares of common stock were issued at a price of $17.00 per share, resulting in net proceeds, after deducting underwriting discounts and expenses, of $35,413,000. In connection with the offering, all outstanding shares of Series A Preferred Stock were redeemed and all outstanding shares of Series B and Series C Convertible Preferred Stock were automatically converted into 4,164,944 shares of common stock, in accordance with the underlying agreements.

COMMON STOCK

In connection with the IPO, the Company's Board of Directors and stockholders approved a one-for-two reverse stock split of its common stock effective May 1, 1995. All share and per share related data in the accompanying consolidated financial statements reflect the reverse stock split. Effective upon the closing of the IPO, the authorized capital stock of the Company increased from 15,000,000 to 40,000,000 shares.

PREFERRED STOCK

Effective upon the closing of the IPO, the Company's Board of Directors and stockholders approved an amendment to its charter to authorize 2,000,000 shares of undesignated preferred stock, $.01 par value per share. Each such series of Preferred Stock shall have such rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences as determined by the Board of Directors.

10. BENEFIT PLANS

1991 STOCK INCENTIVE PLAN

In 1995, the Company's Board of Directors and stockholders approved the Amended and Restated 1991 Stock Incentive Plan (the "1991 Plan"). The 1991 Plan provides for the sale or award of common stock, or the grant of incentive stock options or nonqualified stock options for the purchase of common stock, of up to 3,469,286 shares to officers, employees, and consultants. The Plan is administered by the Board of Directors. Options have been granted at a price not less than the fair market value on the date of grant. The options generally become exercisable over a five-year period and expire over a period not exceeding ten years. Shares issuable will increase as of January 1, 1997, and will increase each January 1 thereafter during the term of the plan, by an additional number of shares of common stock equal to five percent of the total number of shares of common stock issued and outstanding as of December 31 of the preceding year.

In 1991 and 1992 employees purchased 706,575 shares of common stock at $.01 per share pursuant to stock awards which are subject to the Company's right to repurchase at cost in the event employment is terminated prior to specified dates. As of December 31, 1996, 18,988 shares have been repurchased, and 29,838 shares remain subject to this repurchase right. There have been no stock awards since 1992.

1994 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

In 1995, the Company's Board of Directors and stockholders approved the Amended and Restated 1994 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan provides that each non-employee director of the Company be granted an option to acquire 15,000 shares of common stock on the date that person becomes a director, but, in any event, not earlier than the effective date of the Director Plan, and annually be granted, beginning with the January 1 falling at least twelve months after a Director's initial grant, an option to purchase an additional 3,000 shares. Options are granted at a price equal to the fair market value on the date of grant. The option becomes exercisable over a four-year period, and the term of the option is ten years from the date of grant. The Company has reserved 200,000 shares of common stock for issuance under the Director Plan.

A summary of option activity under the 1991 Plan and the Director Plan is as follows:

                                                     Weighted
                                                      Average
                                       Shares     Exercise Price
----------------------------------------------------------------
Outstanding at January 1, 1995         597,330        $ 1.32
  Granted                              513,814        $12.79
  Terminated                           (26,820)       $ 2.71
  Exercised                           (111,424)       $ 1.13
                                     ---------
Outstanding at December 31, 1995       972,900        $ 7.36
  Granted                              791,425        $26.75
  Terminated                           (97,775)       $17.20
  Exercised                           (191,011)       $ 5.53
                                     ---------
Outstanding at December 31, 1996     1,475,539        $17.35
----------------------------------------------------------------
Exercisable at December 31, 1995       102,006
Exercisable at December 31, 1996       202,192
----------------------------------------------------------------

Related information for options outstanding and exercisable as of December 31, 1996 under the 1991 Plan and Director Plan is as follows:

                                          Weighted
                                           Average      Weighted
                                          Remaining      Average
                                         Contractual    Exercise
Range of Exercise Prices      Shares        Life          Price
----------------------------------------------------------------
    $   .01 - $  .10           30,064       1.7          $  .08
    $   .20 - $  .60          131,859       2.4             .20
    $  2.00 - $ 6.00          202,224       3.7            3.58
    $  8.50 - $21.25          657,847       4.8           14.72
    $23.25  - $43.25          453,545       5.6           33.44
                            ---------
  Total outstanding         1,475,539       4.6          $17.35
----------------------------------------------------------------

                                       Weighted
                                       Average
                                       Exercise
Range of Exercise Prices     Shares      Price
-----------------------------------------------
      $  .01 - $  .10         1,963     $  .07
      $  .20 - $  .60        66,666        .20
      $ 2.00 - $ 6.00        63,303       3.61
      $ 8.50 - $21.25        64,890       8.55
      $23.25 - $43.25         5,370      30.83
                            -------
    Total exercisable       202,192     $ 4.76
-----------------------------------------------

1995 EMPLOYEE STOCK PURCHASE PLAN

In 1995, the Company's Board of Directors and stockholders approved the 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan") under which eligible employees may purchase common stock at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of an employee's compensation (not to exceed amounts allowed under Section 423 of the Internal Revenue Code), may be terminated at any time by the employee and automatically ends on termination of employment with the Company. A total of 300,000 shares of common stock have been reserved for issuance under this plan. The first offering period commenced on the effective date of the Company's initial public offering of shares of its common stock, and continued until January 31, 1996. Subsequent six month offering periods commenced on February 1 and August 1, 1996, and are intended to commence on each February 1 and August 1 thereafter.

PRO FORMA INFORMATION FOR STOCK-BASED COMPENSATION

Pro forma information regarding net income and earnings per share, as if the Company had used the fair value method of SFAS 123 to account for stock options issued under its 1991 Plan and Director Plan, and shares purchased under the Stock Purchase Plan, is presented below. The fair value of stock activity under these plans was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions as of the date of grant: risk-free interest rates equal to the then available rate for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options; no dividend yields; an average volatility factor of the expected market price of the Company's common stock over the expected life of the option of .50; and a weighted-average expected life of the option of 5.4 years. For purposes of pro forma disclosures, the estimated weighted average fair value of options granted during the year of $4.53 in 1995 and $9.51 in 1996 is amortized to expense over the related vesting period. Pro forma information is as follows:


                                     1995      1996
-----------------------------------------------------------
                               (In thousands, except for
                             earnings per share information)
Pro forma net income               $4,147   $8,973
Pro forma net income per share:
  Primary                          $ 0.35   $ 0.68
  Fully diluted                    $ 0.35   $ 0.68

SAVINGS PLAN

The Company sponsors a savings plan for its employees which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. Contributions from the Company are made at the discretion of the Board of Directors. Through December 1996, the Company made no contributions to the 401(k) plan. Beginning in 1997, the Board of Directors has authorized the Company to commence with a matching of a portion of its employees' contributions to the plan.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                 Quarter ended
                               March 31     June 30     September 30  December 31
---------------------------------------------------------------------------------
                                    (In thousands, except per share amounts)
1995
---------------------------------------------------------------------------------
Net sales                        $5,512       $6,810       $7,311       $8,564
Gross profit                      3,498        4,417        4,744        5,560
Operating income                    620        1,134        1,230        1,568
Net income                          594          985        1,300        1,808
Net income per share               0.05         0.08         0.10         0.14
Common stock price* - high           --       $47.25       $49.50       $45.00
                    -  low           --       $25.00       $30.25       $21.50

*  Initial public offering May 25, 1995

1996
---------------------------------------------------------------------------------
Net sales                        $9,510      $11,270      $13,046      $15,007
Gross profit                      6,437        7,528        8,781       10,132
Operating income                  2,202        2,630        3,335        3,995
Net income                        1,905        2,243        2,762        3,284
Net income per share               0.15         0.17         0.21         0.24
Common stock price - high        $32.00       $41.75       $39.25       $55.00
                   - low         $17.25       $21.50       $24.50       $32.63

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
VIDEOSERVER, INC.

We have audited the accompanying consolidated balance sheets of VideoServer, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VideoServer, Inc. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                               ERNST & YOUNG LLP


Boston, Massachusetts
January 14, 1997


32