Form 10-K, Exhibit 13
period 1997-12-31
VIDEOSERVER INC
filed 1998-03-31
CIK 943894

FINANCIAL SECTION
--------------------------------------------------------------------------------


          CONTENTS

          Management's Discussion and Analysis of Financial Condition and Results of Operations ..................22

          Consolidated Balance Sheets ............................................................................26

          Consolidated Statements of Operations ..................................................................27

          Consolidated Statements of Stockholders' Equity ........................................................28

          Consolidated Statements of Cash Flows ..................................................................29

          Notes to Consolidated Financial Statements .............................................................30

          Report of Independent Auditors .........................................................................36

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the percentage change in certain financial data compared to the previous year, and the financial data as a percentage of net sales for the years indicated.

Percent changes year to year                                 Items as a percentage of net sales
-----------------------------------------------------------------------------------------------
1996/95    1997/96    Income and Expense Items                      1995    1996    1997
-----------------------------------------------------------------------------------------------
  73%        10%      Net sales                                     100%    100%    100%
  60%        22%      Cost of sales                                  35%     33%     36%
-----------------------------------------------------------------------------------------------
  80%         4%      Gross profit                                   65%     67%     64%
                      Operating expenses:
  46%        66%        Research and development                     19%     16%     24%
  68%        37%        Sales and marketing                          19%     18%     23%
  32%        12%        General and administrative                   11%      8%      8%
             *          Purchased research and development                           27%
-----------------------------------------------------------------------------------------------
  52%       110%      Total operating expenses                       49%     42%     82%
-----------------------------------------------------------------------------------------------
 167%      (178%)     Income (loss) from operations                  16%     25%    (18%)
  38%        (5%)     Interest income, net                            5%      4%      3%
 138%      (156%)     Income (loss) before income taxes              21%     29%    (15%)
-----------------------------------------------------------------------------------------------
 222%      (181%)     Provision (benefit) for income taxes            4%      8%     (6%)
-----------------------------------------------------------------------------------------------
 117%      (146%)     Net income (loss)                              17%     21%     (9%)
-----------------------------------------------------------------------------------------------

*  Percentage not meaningful.

OVERVIEW

VideoServer was founded in 1991 as a provider of networking equipment and software that enables people in multiple locations to communicate together electronically using any combination of voice, video and data information. The Company shipped its first Multimedia Conference Server (MCS) products in 1992. Since that time, the Company has continued to enhance and broaden its line of MCSs, with regular introductions of new versions of its software and hardware. Net sales have grown primarily due to growth in the videoconferencing market, increased acceptance of the Company's MCS products, and expansion of the Company's domestic and international distribution channels.

The Company's MCS products provide multipoint conferencing and gateway solutions, conference control, network management, and bandwidth management. The Company sells its products worldwide through leading suppliers and integrators of videoconferencing and networking equipment, and directly to major providers of conferencing services including long-distance and regional telephone carriers and private service bureaus.

In April, 1997, the Company acquired the network access card business unit of Promptus Communications, Inc. ("Promptus"). Network access cards are a critical component of conferencing systems, and Promptus had been a market leader and a major supplier to VideoServer of these products.

RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

NET SALES

Net sales increased 73% from $28.2 million in 1995 to $48.8 million in 1996, and 10% to $53.5 million in 1997. The growth in net sales in 1996 was primarily due to an increase in unit shipments of MCS products, driven by greater market demand for the Company's products in U.S. and international markets, an expanding number of OEM customers, and a greater number of public and private telecommunications carriers who began to offer conferencing services to end-users. The introduction of several significant new features in 1996, such as Continuous Presence and data conferencing capability, also contributed to the increase.

The net sales growth in 1997 was primarily the result of sales of network access card products, included in the Company's revenue as a result of the acquisition of the Promptus business unit. Sales of MCS products were somewhat lower than in 1996, primarily attributed to softness in the market for videoconferencing products generally, lower sales to conferencing service providers, and to lower sales to PictureTel Corporation, currently, the Company's largest customer. PictureTel has announced its intention to introduce competing products of its own manufacture.

A significant factor influencing the demand for VideoServer's products is the rate of deployment and use of conferencing endpoints, such as room-based conferencing systems and desktop conferencing terminals, sold by conferencing OEMs and computer equipment and software manufacturers. Growth in the sales of endpoints slowed in 1997, as end users began to evaluate new technologies such as Internet Protocol (IP) based endpoints and lower priced ISDN-based endpoints currently being introduced. This softness in endpoint demand is expected to continue in the near term, and may affect growth rates for the Company's sales and operating results.

Three customers accounted for 23%, 19% and 18% of net sales in 1995, two customers accounted for 43% and 10% of net sales in 1996, and two customers accounted for 34% and 16% of net sales in 1997.

International sales, primarily in Europe, were approximately 25% of net sales in 1995, and 32% of net sales in 1996 and 1997. The Company expects that international sales, which are currently denominated in U.S. dollars, will continue to be a significant portion of the Company's business.

GROSS PROFIT

The Company's cost of sales consists of materials costs, manufacturing labor and overhead, and customer support costs. Gross profit as a percentage of net sales increased from 65% in 1995 to 67% in 1996, and declined to 64% in 1997. The increase in 1996 was primarily due to lower component costs and economies in manufacturing, a higher mix of product upgrades which provide a higher gross profit, and stable selling prices through the majority of the product line. The decrease in 1997 was primarily due to a greater proportion of lower margin products in the sales mix than in 1996, including network access cards, and somewhat higher fixed costs as a percentage of net sales in 1997.

Gross profit rates may be lower in future periods, as low-end, lower margin products are expected to become a larger proportion of the sales mix, and increased competition may result in lower selling prices.

RESEARCH AND DEVELOPMENT

Research and development expenses consist principally of compensation costs for engineers, depreciation expense, supplies and testing. Research and development expenses increased 46% from $5.3 million in 1995 to $7.8 million in 1996, and increased 66% to $12.9 million in 1997, representing 19%, 16% and 24% of net sales in those years. The increases in spending were primarily due to increased engineering staffing. The Company is continuing to develop and enhance its current MCS product line, which incorporates the H.320 industry standard for conferencing over switched digital services, and to extend its conferencing technologies to more traditional network platforms, in concert with newly released industry standards. These network platforms include local area networks
(LANs), corporate intranets, and the Internet, governed by the new H.323 industry standards for voice, video and data collaboration, as well as ATM and frame relay. Spending increases in 1997 were also the result of the addition of development efforts associated with the network access card business acquired from Promptus. In connection with the acquisition, the Company recorded a $14 million charge for purchased research and development, which had not reached technological feasibility and had no alternative future use. The Company estimates that between $1 million and $2 million will be expensed over the next two years in connection with the completion of purchased research and development projects.

Research and development spending includes joint development projects with customers. Funding from customers for these projects, which amounted to $1.0 million in 1995, $1.2 million in 1996, and $464,000 in 1997, is treated as a reduction of research and development expenses as contracted work is performed and defined milestones are achieved by the Company. All software development costs have been expensed as incurred because costs eligible for capitalization have not been material. The Company expects to continue to commit substantial resources to research and development in the future.

SALES AND MARKETING

Sales and marketing expenses consist principally of compensation costs (including sales commissions and bonuses), travel expenses, trade shows, and other marketing programs. Sales and marketing expenses increased 68% from $5.3 million in 1995 to $8.9 million in 1996, and increased 37% to $12.2 million in 1997, representing 19%, 18% and 23% of net sales in those years. The Company is expanding its sales and marketing personnel and program resources to broaden the distribution model for its products, including the addition of selected value added resellers and dealers, and to support its anticipated future growth. The increased spending was primarily due to the addition of sales and marketing personnel in the U.S. and Europe, the expansion of field sales offices, and an increase in marketing programs. The Company expects continued increases in sales and marketing expenses as it addresses broader markets and geographic territories for its products, including the Asia/Pacific region.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist principally of expenses for finance, administration and general management activities, including legal, accounting and other professional fees. General and administrative expenses increased 32% from $3.0 million in 1995 to $4.0 million in 1996, and increased 12% to $4.5 million in 1997, representing 11%, 8% and 8% of net sales in those years. The increased spending was primarily due to the addition of finance and administrative personnel, including those to support the acquired Promptus business unit. The Company expects continued increases in general and administrative expenses in 1998, although the rate of increase of these expenses over time is expected to be less than that of net sales.

INTEREST INCOME, NET

Interest income, net, consists of interest on cash, cash equivalents, and marketable securities offset by interest expense on equipment financing and other short-term loans. The increase from $1.3 million in 1995 to $1.8 million in 1996 was due to higher cash balances, resulting from the proceeds received upon the closing of the Company's initial public offering in June, 1995 and cash generated from operations. The decrease in 1997 to $1.7 million was due to a higher proportion of the Company's cash, cash equivalents, and marketable securities being invested in tax-exempt U.S. and state government securities, and to the decrease in cash available for investment resulting from the Company's acquisition of the network access card business from Promptus.

PROVISION (BENEFIT) FOR INCOME TAXES

The provision (benefit) for income taxes was 20% in 1995, 27% in 1996, and (39%) in 1997. The effective tax rates in 1995 and 1996 were less than the combined federal and state statutory rate. In 1995, this was the result of the utilization of net operating loss carryforwards, which were fully utilized for federal income tax purposes in that year. In 1996, this was primarily the result of the recognition of deferred tax assets previously subject to valuation allowances. These valuation allowances were eliminated in 1996, when the Company deemed it more likely than not that sufficient future taxable income would be generated to realize the full benefit of the deferred tax assets. Income taxes for 1997 include tax benefits related to the charge to operations of $14.0 million for purchased in-process research and development resulting from the acquisition of the network access card business unit from Promptus. Excluding this charge and related benefit, the effective rate for 1997 was 32%, which is less than the combined federal and state statutory rate primarily as a result of interest earned on tax-exempt U.S. and state government securities, and research and development tax credits. In 1998, the effective tax rate is expected to more closely approximate the combined federal and state statutory rate.

OTHER FACTORS WHICH MAY AFFECT FUTURE OPERATIONS

The Company's Annual Report includes discussions of its long term growth outlook, including various forward-looking statements. The following risks and uncertainties, among others, could affect the degree to which such expectations are realized.

DEPENDENCE ON MAJOR CUSTOMERS

While the number of OEM and carrier customers of the Company continues to grow, sales to a relatively small number of them have accounted for a significant portion of the Company's net sales, and the Company believes that its dependence on a similarly few number of customers will continue. This concentration of customers may cause net sales and operating results to fluctuate from quarter to quarter based on major customers' requirements and the timing of their orders and shipments. The Company's agreements with its customers generally do not include minimum purchase commitments or exclusivity for purchases of a similar product. The Company's operating results could be materially and adversely affected if any present or future major customer were to choose to reduce its level of orders, were to change to another vendor for purchases of a similar product, were to combine their operations with another company who had an established relationship with another vendor for purchases of a similar product, were to experience financial, operational or other difficulties, or were to delay paying or fail to pay amounts due the Company.

In particular, PictureTel Corporation, currently the Company's largest customer, has announced its intention to introduce competitive products of its own manufacture. Furthermore, in 1997, PictureTel acquired MultiLink, Inc., a developer and supplier of multipoint control units and a competitor of the Company. The impact of the acquisition of MultiLink on the Company's relationship with PictureTel, and on the Company's future sales and operating results, is unclear, but it is likely that sales of the Company's MCS products to PictureTel, which decreased significantly in 1997 from 1996, may continue to decline.

GROWTH IN DEMAND FOR VIDEOCONFERENCING PRODUCTS

The rate of growth of the videoconferencing market slowed in 1997 compared to the previous year, and the growth rate was lower than many in the industry expected. The factors contributing to the slower growth included delays in buying while users anticipate the introduction of new technologies and products. The impact of these factors on customer demand is difficult to predict in terms of both timing and scope. There can be no assurance that the current rate of market growth can be sustained, or whether it will accelerate in the future.

EVOLVING MARKETS

Sales of Multimedia Conference Server (MCS) products account for most of the Company's sales. The Company's success depends, to a significant extent, on the acceptance, and the rate of acceptance, of MCS products in a number of market segments, many of which are in the early stages of development. These markets include traditional room-based teleconferencing, desktop video, collaborative data-sharing and carrier-based conferencing services. A number of telecommunications carriers have purchased the Company's products to offer conferencing services to end-users. There is inadequate experience to predict the ultimate success of these service offerings, and therefore the degree to which these customers may order additional products from the Company. In fact, sales of the Company's products to telecommunications carriers were lower in 1997 than in the previous year. There can be no assurance that any of the markets for the Company's products will develop to the extent, in the manner, or at the rate anticipated by the Company. In addition, future prices the Company is able to obtain for its products may decrease from historical levels as a result of new product introductions by others, price competition, technological change, or other factors.

RAPID TECHNOLOGICAL CHANGE

The market for the Company's products is characterized by rapidly changing technology, evolving industry standards, emerging network architectures, and frequent new product introductions. To date, the Company's products have primarily addressed telecommunications over switched digital networks such as ISDN, governed by the International Telecommunication Union's H.320 standard. Newly promulgated industry standards, such as the H.323 standard for audio, video and data communications over local area networks and the Internet, are expected to foster growth in conferencing over networks in addition to ISDN. The adoption rate of technologies and products incorporating these new standards may adversely impact near-term growth of the conferencing market as users evaluate the newer alternatives. The Company has invested, and for 1998 plans to continue to invest, in software development and products related to certain of these new standards. Many other companies have announced their intention to develop products related to these new standards that could be competitive with the Company's future offerings. The Company's success will depend, in part, upon its ability through continued investments to maintain its technological leadership, to enhance and expand its existing product offerings, and to select and develop in a timely manner new products that achieve market acceptance.

COMPETITION

The market for networking and communications products is highly competitive. Although to date the Company has experienced limited competition from products with comparable capabilities, the Company expects competition to increase significantly in the future. A number of companies have introduced or announced their intention to introduce products that could be competitive with the Company's products, and the rapidly evolving nature of the markets in which the Company competes may attract other new entrants as they perceive opportunities. Some of the Company's current and potential competitors have longer operating histories and greater financial, technical, and sales and marketing resources.

ACQUISITIONS

In 1997, the Company acquired Promptus' network access card business. The Company may continue to make acquisitions of, or significant investments in, businesses that offer complementary products, services, and technologies as part of its overall business strategy. Any such acquisitions or investments will likely be accompanied by the risks commonly encountered in acquisitions of businesses, including, among others, the difficulty of assimilating the operations and personnel of the acquired businesses, and the potential disruption of the Company's ongoing business.

PERIOD TO PERIOD FLUCTUATIONS

The Company's operating results are likely to vary significantly from quarter to quarter as a result of several factors, including: the timing of new product announcements and introductions by the Company, its major customers and its competitors; market acceptance of new or enhanced versions of the Company's products; changes in the product mix of sales; changes in the relative proportions of sales among distribution channels or among customers within each distribution channel; changes in manufacturing costs; price reductions for the Company's products; the gain or loss of significant customers; increased research and development expenses associated with new product introductions; seasonality; and general economic conditions. New customer orders have generally been characterized by lengthy sale cycles, making it difficult to predict the quarter in which sales will occur.

Carriers' deployment projects involve particularly long sales cycles, and shipments for such projects are therefore often difficult to forecast. In addition, such shipments are subject to delays in the timing of such projects. The Company typically operates with a small backlog. As a result, quarterly sales and operating results generally depend on the volume, timing of, and ability to fulfill orders received within the quarter, which are difficult to forecast. Also, in the Company's most recent quarters, it has recognized a substantial portion of its sales in a given quarter from sales booked and shipped in the last weeks of that quarter. All of the above factors can materially adversely affect the Company's business and operating results for one quarter or a series of quarters, and are difficult to forecast. The Company establishes its expenditure levels for product development and other operating expenses based, in large part, on its expected future sales. As a result, if sales fall below expectations, there would likely be a material adverse effect on the Company's operating results and net income because only a small portion of the Company's expenses vary with its sales in the short term.

PROTECTION OF PROPRIETARY TECHNOLOGY

The Company's success depends, to a large extent, on its ability to protect its proprietary technology. While the Company has applied for several patents, it currently holds only one U.S. patent relating to its existing products, and relies primarily on a combination of contractual rights, trade secrets, and copyrights to protect its intellectual property rights.

RETENTION OF KEY EMPLOYEES

The Company's success depends, to a significant degree, upon the continuing contributions of its key management, sales, marketing, and research and development personnel, many of whom would be difficult to replace. The Company does not have employment contracts with its key personnel. The Company believes that its future success will depend in large part upon its ability to attract and retain such employees. The Company has recently experienced turnover in several senior sales positions, and is currently seeking to hire additional skilled sales and marketing personnel and development engineers. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

UNCERTAINTIES REGARDING PATENTS

In December 1994, the Company settled patent infringement litigation brought against it by Datapoint Corporation (Datapoint) for a cash payment by the Company in the amount of $500,000. However, patent infringement litigation still exists between Datapoint and two of the Company's largest customers. In addition, Datapoint has written inquiry letters to, or attempted to bring legal action against, a significant number of others in the videoconferencing market, including some customers of the Company. In these actions, Datapoint has offered to sell them nonexclusive licenses, or has attempted to compel them to pay damages and ongoing royalties, under certain Datapoint patents in the videoconferencing field (the Datapoint Patents). While the validity or scope of the Datapoint Patents has not been adjudicated by a court, Datapoint has, in effect, asserted that the Datapoint Patents cover certain aspects of multipoint conferencing operations involving terminals and multipoint control units, including MCS's. As a result of the December 1994 settlement, the Company obtained a nonexclusive license for its MCS under the Datapoint Patents, which license includes limited rights for the products and services of the Company's customers. However, the conferencing market in general, and the Company's sales and operating results in particular, could be adversely affected as a result of ongoing uncertainties regarding the Datapoint Patents. Such uncertainty, and any impact of it, is likely to remain at least until the validity of the patents is adjudicated.

IMPACT OF YEAR 2000

The Company has made an assessment of the nature and extent of the impact of the year 2000 on the products it has sold or expects to sell, and on its business operations including its operating systems and equipment. The Company has determined that no modifications are required to its products to allow them to function as intended with respect to dates in the year 2000 and beyond. However, the Company will need to either upgrade or replace its internal enterprise resource planning system in order to effectively operate its business. Costs to upgrade the system are not expected to be material; costs to replace the system would approximate $1.5 million, most of which would be attributable to the purchase of new software and capitalized. The Company expects this upgrade or replacement to begin in 1998. If the upgrade or replacement is not made, or not completed before the end of 1999, the year 2000 could have a material impact on the operations of the Company.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1997, the Company has cash, cash equivalents, and marketable securities of $46.5 million. The Company regularly invests excess funds in short-term money market funds, government securities, and commercial paper. The Company has no long-term debt.

The Company generated cash from operations of $9.7 million in 1997, primarily resulting from net income before a one-time charge of $14.0 million related to purchased research and development. The purchased research and development was associated with the April, 1997 acquisition of the network access card business unit of Promptus Communications.

Investing activities in 1997 included the acquisition of the network access card business unit from Promptus for total consideration of approximately $18.8 million, including $14.5 million of cash and 223,881 shares of the Company's common stock. Other significant investing activities to date have included the purchase of computers and equipment for research and development, product support, sales, marketing, and administration to support the Company's growth. In May 1996, the Company relocated its principal operation to a larger facility in Burlington, Massachusetts.

At December 31, 1997, the Company has available a bank revolving credit facility providing for borrowings up to $7.5 million. Borrowings are limited to a percentage of eligible accounts receivable and are unsecured. Under this credit facility, the Company is required to maintain certain financial ratios and minimum levels of net worth and profitability, and is prohibited from paying cash dividends without the bank's consent. No borrowings have been made under this facility.

The Company believes that its existing cash, cash equivalents, and marketable securities, together with cash generated from operations and borrowings available under the Company's credit facility, will be sufficient to meet the Company's cash requirements for the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). The Company will adopt both SFAS 130 and SFAS 131 in fiscal 1998, but does not expect that the adoption of either of these standards will have a material effect on the financial condition or results of operations of the Company.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(In thousands, except for share-related data)

                                                                     December 31
--------------------------------------------------------------------------------------
                                                                  1996         1997
--------------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents                                    $27,876      $24,866
   Marketable securities                                         26,808       21,665
   Accounts receivable, net of allowance for doubtful
     accounts of $1,077 and $1,338 in 1996 and 1997               7,252        7,244
   Inventories                                                    3,653        3,882
   Deferred income taxes                                          2,280        2,619
   Other current assets                                             843          941
--------------------------------------------------------------------------------------
Total current assets                                             68,712       61,217
Equipment and improvements, net of accumulated depreciation       4,180        5,142
Deferred income taxes                                                          4,341

Other assets, net of accumulated amortization of $253
   and $984 in 1996 and 1997                                        204        2,199
--------------------------------------------------------------------------------------
Total assets                                                    $73,096      $72,899
======================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                             $ 3,481      $ 2,458
   Accrued expenses                                               8,240        9,219
   Deferred revenue                                                 831          964
   Current portion of long-term debt                                506          167
--------------------------------------------------------------------------------------
Total current liabilities                                        13,058       12,808
Long-term debt, less current portion                                167
Commitments and contingencies - Note 9

Stockholders' equity:
   Preferred stock, $.01 par value; 2,000,000 shares
     authorized, none issued and outstanding
   Common stock, $.01 par value; 40,000,000 shares
     authorized; 12,620,760 issued and outstanding in 1996;
     13,122,843 issued and outstanding in 1997                      126          131
   Capital in excess of par value                                49,573       54,584
   Retained earnings                                             10,225        5,493
   Cumulative translation adjustment                                (53)        (117)
--------------------------------------------------------------------------------------
Total stockholders' equity                                       59,871       60,091
--------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                      $73,096      $72,899
======================================================================================
See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------
(In thousands, except for per-share related data)


                                               Year ended December 31
----------------------------------------------------------------------------
                                           1995         1996         1997
----------------------------------------------------------------------------
Net sales                                $28,197      $48,833      $53,495
Cost of sales                              9,978       15,955       19,396
----------------------------------------------------------------------------
Gross profit                              18,219       32,878       34,099
Operating expenses:
   Research and development                5,303        7,767       12,886
   Sales and marketing                     5,326        8,945       12,217
   General and administrative              3,038        4,004        4,490
   Purchased research and development                               14,000
----------------------------------------------------------------------------
Total operating expenses                  13,667       20,716       43,593
----------------------------------------------------------------------------
Income (loss) from operations              4,552       12,162       (9,494)
Interest expense                            (118)         (93)        (165)
Interest income                            1,424        1,895        1,877
----------------------------------------------------------------------------
Income (loss) before income taxes          5,858       13,964       (7,782)
Provision (benefit) for income taxes       1,171        3,770       (3,050)
----------------------------------------------------------------------------
Net income (loss)                        $ 4,687      $10,194      $(4,732)
============================================================================
Net income (loss) per share:
    Basic                                $  0.41      $  0.82      $ (0.37)
    Diluted                              $  0.39      $  0.77      $ (0.37)
----------------------------------------------------------------------------
See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
(in thousands, except for share-related data)

                          Convertible                                        Retained
                           Preferred                            Capital      Earnings      Cumulative     Treasury          Total
                             Stock         Common Stock      In Excess of  (Accumulated   Translation       Stock      Stockholders'
                           Par Value    Shares    Par Value    Par Value      Deficit)     Adjustment   Shares   Cost      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balances as of
  January 1, 1995             $ 2      6,047,055     $ 60       $ 9,791       $(4,656)      $   0       237,300  $(2)     $ 5,195

  Sale of 196 shares
    of Series C
    preferred stock                                                  20                                                        20
  Purchase of
    treasury stock                                                                                          438
  Stock issued in
    initial public
    offering, net of
    issuance costs of
    $950                               2,300,000       23       $35,390                                                    35,413
  Conversion of 57,150
    shares of Series B
    and 42,116 shares
    of Series C
    preferred stock            (2)     4,164,944       42           (40)
  Stock issued under
    employee benefit
    plans                                 36,770                    124                                 (74,700)              124
  Tax benefit related
    to employee stock
    plans                                                           350                                                       350
  Net income                                                                    4,687                                       4,687
------------------------------------------------------------------------------------------------------------------------------------

Balances as of
  December 31, 1995             0     12,548,769      125        45,635            31           0       163,038   (2)      45,789

  Stock issued under
    employee benefit
    plans                                 71,991        1         1,788                                (163,038)   2        1,791
  Tax benefit related
    to employee Stock
    plans                                                         2,150                                                     2,150
  Foreign currency
    translation
    adjustment                                                                                (53)                            (53)
  Net income                                                                   10,194                                      10,194
------------------------------------------------------------------------------------------------------------------------------------

Balances as of
  December 31, 1996             0     12,620,760      126        49,573        10,225         (53)            0    0       59,871

  Stock issued under
    employee benefit
    plans                                278,202        3         1,418                                                      1,421
  Tax benefit related
    to employee Stock
    plans                                                           180                                                        180
  Stock issuance related
    to acquisition of
    business, net of
    issuance costs
    of $27                               223,881        2         3,413                                                      3,415

  Foreign currency
    translation
    adjustment                                                                                (64)                             (64)
  Net loss                                                                     (4,732)                                      (4,732)
------------------------------------------------------------------------------------------------------------------------------------
Balances as of
  December 31, 1997           $ 0     13,122,843     $131       $54,584       $ 5,493       $(117)            0  $ 0       $60,091
====================================================================================================================================
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
(In thousands)

                                                                  Year ended December 31
-------------------------------------------------------------------------------------------------
                                                             1995          1996          1997
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                          $  4,687      $ 10,194      ($ 4,732)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
   Purchased research and development                                                    14,000
   Depreciation and amortization                              1,071         1,739         3,076
   Provision for doubtful accounts                              532           427           261
   Deferred taxes                                              (300)       (1,980)       (4,680)
   Tax benefit related to stock plan activities                 350         2,150           180
   Changes in operating assets and liabilities:
     Accounts receivable                                     (2,378)       (3,448)        1,859
     Inventories                                               (498)       (2,055)          979
     Other current assets                                      (382)         (300)          (50)
     Accounts payable and accrued expenses                    3,083         6,085        (1,338)
     Deferred revenue                                           568          (298)          133
-------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     6,733        12,514         9,688
-------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Net purchases of equipment and improvements                  (1,583)       (3,901)       (2,954)
Purchases of marketable securities                          (13,489)      (21,438)       (2,634)
Proceeds from sale of marketable securities                                 8,119         7,777
Acquisition of business, net of cash acquired                                           (15,416)
Increase in other assets                                         (5)         (160)         (271)
-------------------------------------------------------------------------------------------------
Net cash used in investing activities                       (15,077)      (17,380)      (13,498)
-------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                    811
Repayment of long-term debt                                    (713)         (675)         (557)
Net proceeds from issuance of preferred stock                    20
Net proceeds from issuance of common stock                   35,413
Net proceeds from issuance of stock under
 employee benefit plans                                         124         1,791         1,421
Redemption of preferred stock                                (3,612)
Payment of preferred dividends                                 (215)
-------------------------------------------------------------------------------------------------
Net cash provided by financing activities                    31,828         1,116           864
-------------------------------------------------------------------------------------------------
Effect of exchange rate on cash and cash equivalents                          (53)          (64)
Increase (decrease) in cash and cash equivalents             23,484        (3,803)       (3,010)
Cash and cash equivalents at beginning of year                8,195        31,679        27,876
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $ 31,679      $ 27,876      $ 24,866
=================================================================================================
Supplementary disclosure of cash flow information:
   Interest paid                                           $    118      $     94      $    165
=================================================================================================
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. BUSINESS

VideoServer, Inc. and its subsidiaries (the Company) operate in one business segment, which is the design, development, manufacture, marketing, sale, and service of networking equipment and associated software used to create multimedia conferences that connect multiple users over wide area networks and allow them to interact as a group.

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

SIGNIFICANT ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

Marketable securities at December 31, 1997, by contractual maturity, included $18,004,000 due in one year or less, and $3,661,000 due between one year and two years.


CONCENTRATIONS OF CREDIT RISK

Sales to three, two, and two customers accounted for 60%, 53% and 50% of total net sales in 1995, 1996 and 1997. The accounts receivable from these customers amounted to approximately $2,993,000 and $3,060,000 at December 31, 1996 and 1997. Export sales, primarily to Europe, were $7,129,000 in 1995, $15,791,000 in 1996, and $17,376,000 in 1997.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash equivalents, marketable securities and accounts receivable. All of the Company's cash equivalents and marketable securities are maintained by major financial institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers. The Company has not incurred any material write-offs related to its accounts receivable.

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

The Company receives fees under product development contracts with certain customers. Product development fees are recorded as a reduction of research and development costs as work is performed pursuant to the related contracts and defined milestones are achieved. Payments received in advance are recorded as accrued liabilities. Fees recorded as a reduction of research and development costs, including amounts received from a customer who is also a stockholder, amounted to $1,000,000, $1,150,000 and $464,000 in 1995, 1996 and 1997.

NET INCOME (LOSS) PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All net income (loss) per share amounts have been presented, and where appropriate restated, in accordance with SFAS 128. Additionally, the calculation of net income per share in 1995 has been restated to reflect Securities and Exchange Commission Staff Accounting Bulletin No. 98 regarding earnings per share, issued in February 1998.

Shares used in computing basic and diluted net income (loss) per share are as follows:

                   1995             1996             1997
------------------------------------------------------------
Basic           11,355,000       12,486,000       12,867,000

Diluted         12,065,000       13,311,000       12,867,000

The effect of dilutive stock options on the total shares used to compute diluted net income per share was 710,000 and 825,000 in 1995 and 1996.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets," the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present. On an on-going basis, management reviews the value and period of amortization or depreciation of long-lived assets. During this review, the Company reevaluates the significant assumptions used in determining the original cost of long-lived assets. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows, and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets based upon events or circumstances which have occurred since acquisition. To date, there have been no impairment losses recorded.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, " Accounting for Stock-Based Compensation" ("SFAS 123"). This statement establishes financial accounting and reporting standards for stock-based compensation plans, including stock options for the purchase of common stock provided for under the Amended and Restated 1991 Stock Incentive Plan (the "1991 Plan"), options to acquire shares of common stock issued under the Amended and Restated 1994 Non-Employee Director Stock Option Plan (the "Director Plan"), and shares purchased under the 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"). As permitted under SFAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based benefit plans, as opposed to the alternative fair value accounting provided for under SFAS 123. Because the exercise price of the options granted under the 1991 Plan and the Director Plan to date equals the market price of the underlying stock on the date of grant, and because of the nature of the Stock Purchase Plan, no compensation expense is recognized under APB 25.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of An Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for reporting and displaying comprehensive income and its components as part of a complete set of financial statements. Comprehensive income is a measure of all changes in stockholders' equity that result from recognized transactions and other economic events of a period, other than transactions with owners in their capacity as owners. SFAS 131 requires the use of the "management approach" in disclosing segment information, based largely on how senior management generally analyzes at the business operations. The Company will adopt both SFAS 130 and SFAS 131in fiscal 1998, but does not expect that the adoption of either of these standards will have a material effect on the financial condition or results of operations of the Company.


3. BUSINESS COMBINATION

On April 28, 1997, the Company purchased the network access card ("NAC") business unit of Promptus Communications, Inc. ("Promptus"), through a wholly-owned subsidiary of the Company. The assets acquired included all tangible and intangible assets of Promptus' NAC business unit, including fixed assets, inventories, trade receivables, products, and technology. Liabilities assumed included all third-party trade liabilities and other accrued obligations pertaining to the acquired NAC assets. The total purchase price of approximately $18.8 million included $14.5 million of cash consideration and 223,881 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting.

The purchase price was allocated to the tangible and intangible assets acquired based upon their estimated fair market values. The intangible assets acquired were valued using risk adjusted cash flow models under which estimated future cash flows were discounted taking into account risks related to existing and future target markets and to the completion of the products expected to be ultimately marketed by the Company, and assessments of the life expectancy of the underlying technology. The analysis resulted in an allocation of $2.0 million to purchased software which had reached technological feasibility, principally represented by the technology comprising the NAC products being sold by Promptus at the acquisition date. This amount was capitalized and is being amortized over a five year period. In addition, $14.0 million was allocated to purchased research and development which had not reached technological feasibility and had no alternative future use. This amount was charged to operations at the acquisition date.

Operating results of the NAC business unit have been included in the financial statements from the acquisition date. The following pro forma information presents the results of operations for the years ended December 31, 1996 and 1997, as if the NAC business unit of Promptus had been acquired as of January 1, 1996 and 1997, including the charge to operations of $14.0 million related to purchased in-process research and development resulting from the acquisition, as if expensed on the date acquired.

                                                 Years ended December 31
                                                   1996           1997
-----------------------------------------------------------------------
         (In thousands, except for per-share related data)
Total revenues                                   $58,469        $57,122
Net income (loss)                                $ 1,257        $(4,692)
Net income (loss) per share:
   Basic                                         $  0.10        $( 0.36)
   Diluted                                       $  0.09        $( 0.36)

The unaudited pro forma results do not purport to be indicative of the results which actually would have been obtained had the acquisition been effected on the dates indicated, or of results which may be achieved in the future.

4. INVENTORIES

Inventories consist of:

                                                      December 31
                                                  1996           1997
----------------------------------------------------------------------
                                                     (In thousands)
Raw materials and subassemblies                  $2,881         $2,673
Work in process                                     247            761
Finished goods                                      525            448
----------------------------------------------------------------------
                                                 $3,653         $3,882


5.  EQUIPMENT AND IMPROVEMENTS

Equipment and improvements consist of:

                                                      December 31
                                                  1996           1997
----------------------------------------------------------------------
                                                     (In thousands)
Computer and office equipment                    $7,323        $11,041
Furniture and fixtures                              227            383
Leasehold improvements                              656            895
----------------------------------------------------------------------
                                                  8,206         12,319
Less accumulated depreciation                     4,026          7,177
----------------------------------------------------------------------
                                                 $4,180        $ 5,142


6. ACCRUED EXPENSES

Accrued expenses consist of:

                                                      December 31
                                                  1996           1997
----------------------------------------------------------------------
                                                     (In thousands)
Employee compensation and benefits               $2,378         $2,975
Professional fees                                   505            599
Warranties and other customer-related costs       2,940          3,966
Income and other taxes payable                    1,024          1,119
Development fee advances                            464
Other accrued expenses                              929            560
----------------------------------------------------------------------
                                                 $8,240         $9,219


7. BANK ARRANGEMENTS

The Company has a revolving credit facility of $7,500,000 which bears interest at the prime rate (8.50% at December 31, 1997) and is available until January 1999. Borrowings under the facility may not exceed 80% of qualified accounts receivable, as defined. There have been borrowings under this facility. The revolving credit facility is unsecured; however, the Company is required to maintain certain financial ratios and minimum levels of net worth and profitability, and the Company's ability to pay dividends to stockholders is restricted under the terms of the loan agreement.

Current portion of long-term debt at December 31, 1997 consists of a variable-rate equipment installment note, aggregating $167,000, bearing interest at the prime rate plus .5%, payable in monthly installments through October 1998.

8. INCOME TAXES

The provision (benefit) for income taxes is as follows:

                          Year ended December 31
                      1995        1996           1997
------------------------------------------------------
                             (In thousands)
Current:
   Federal           $1,188      $4,359        $ 1,104
   State                195       1,330            403
   Foreign               88          61            123
------------------------------------------------------
                      1,471       5,750          1,630

Deferred:
   Federal             (300)     (1,695)        (4,095)
   State                           (285)          (585)
------------------------------------------------------
                     $1,171      $3,770        $(3,050)


Cash payments for income taxes totaled approximately $1,171,000, $2,408,000 and $1,254,000 in 1995, 1996 and 1997.

The effective tax rate differs from the statutory federal income tax rate due to the following:

                                                     Year ended December 31
                                                    1995      1996      1997
-------------------------------------------------------------------------------
Statutory income tax rate                           34.0%     35.0%    (34.0)%
State income taxes, net of federal benefit           3.3       4.9      (1.5)
Research and development tax credits                (1.3)     (1.4)     (2.0)
Tax benefit from Foreign Sales Corporation          (1.0)     (1.9)     --
Tax-exempt interest income                          (1.4)     (2.7)     (4.1)
Foreign and other                                    1.7       0.4       2.4
Utilization of net operating loss carryforwards    (15.3)     --        --
Change in valuation allowance                       --        (7.3)     --
-------------------------------------------------------------------------------
Effective tax rate                                  20.0%     27.0%    (39.2)%


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

A valuation allowance was recorded in 1995 to offset certain net deferred tax assets, due to the uncertainty of realizing the benefit of these assets. The valuation allowance was eliminated in 1996, when the Company deemed it more likely than not that sufficient future taxable income would be generated to realize the full benefit of the deferred tax assets. Income taxes for 1997 include tax benefits related to the charge to operations of $14.0 million for purchased research and development resulting from the acquisition of the NAC business unit.

The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                  December 31
                                               1996         1997
-------------------------------------------------------------------
                                                 (In thousands)
Deferred tax assets:
   Purchased research and development             --       $4,900
   Deferred revenue                          $   116          168
   Reserves not currently deductible           2,044        2,136
   Depreciation and other                        283          (50)
-------------------------------------------------------------------
Total deferred tax assets                      2,443        7,154

Deferred tax liability:
   Amortization of start-up costs               (163)        (194)
-------------------------------------------------------------------
Net deferred tax                              $2,280       $6,960


9.  COMMITMENTS AND CONTINGENCIES

The Company rents its primary facility under an operating lease which expires in February 1999. The Company also leases sales offices under leases that expire on various dates through February 2001. Future minimum lease payments at December 31, 1997 under these noncancelable operating leases are approximately $783,000 in 1998, $276,000 in 1999, $60,000 in 2000, and $41,000 in 2001.

Rent expense was approximately $430,000, $595,000 and $895,000 in 1995, 1996 and 1997.

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

Patent infringement litigation still exists between Datapoint and two of the Company's largest customers. In addition, Datapoint has written inquiry letters to, or attempted to bring legal action against, a significant number of others in the videoconferencing market, including some customers of the Company. In these actions, Datapoint has offered to sell them nonexclusive licenses, or has attempted to compel them to pay damages and ongoing royalties, under certain Datapoint Patents in the videoconferencing field (the Datapoint Patents). While the validity or scope of the Datapoint Patents has not been adjudicated by a court, Datapoint has, in effect, asserted that the Datapoint Patents cover certain aspects of multipoint videoconferencing operations involving terminals and multipoint control units, including the Company's MCSs. The Company believes that the videoconferencing market in general, and the Company's future sales and operating results in particular, could be adversely affected as a result of ongoing uncertainties regarding the Datapoint Patents. Such uncertainty, and any impact of it, is likely to remain at least until the validity of the patents is adjudicated.

10. STOCKHOLDERS' EQUITY

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

COMMON STOCK

In connection with the IPO, the Company's Board of Directors and stockholders approved a one-for-two reverse stock split of its common stock effective May 1, 1995. All shares and per share related data in the accompanying consolidated financial statements reflect the reverse stock split. Effective upon the closing of the IPO, the authorized capital stock of the Company increased from 15,000,000 to 40,000,000 shares.

PREFERRED STOCK

Effective upon the closing of the IPO, the Company's Board of Directors and stockholders approved an amendment to its charter to authorize 2,000,000 shares of undesignated preferred stock, $.01 par value per share. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as determined by the Board of Directors.

11. BENEFIT PLANS

1991 STOCK INCENTIVE PLAN

In 1995, the Company's Board of Directors and stockholders approved the Amended and Restated 1991 Stock Incentive Plan (the "1991 Plan"). The 1991 Plan provides for the sale or award of common stock, or the grant of incentive stock options or nonqualified stock options for the purchase of common stock, of up to 4,100,324 shares to officers, employees and consultants. The Plan is administered by the Board of Directors. Options have been granted at a price not less than the fair market value on the date of grant. The options generally become exercisable over a five-year period and expire over a period not exceeding ten years. Shares issuable will increase as of January 1, 1998, and will increase each January 1 thereafter during the term of the plan, by an additional number of shares of common stock equal to five percent of the total number of shares of common stock issued and outstanding as of December 31 of the preceding year.

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

A summary of option activity under these benefit plans is as follows:


                                                               Weighted Average
                                              Shares            Exercise Price
-------------------------------------------------------------------------------
Outstanding at January 1, 1995                597,330               $ 1.32
   Granted                                    513,814               $12.79
   Terminated                                 (26,820)              $ 2.71
   Exercised                                 (111,424)              $ 1.13
                                            ---------
Outstanding at December 31, 1995              972,900               $ 7.36
   Granted                                    791,425               $26.75
   Terminated                                 (97,775)              $17.20
   Exercised                                 (191,011)              $ 5.53
                                            ---------
Outstanding at December 31, 1996            1,475,539               $17.35
   Granted                                  1,343,000               $13.14
   Terminated                                (411,102)              $17.80
   Exercised                                 (217,798)              $ 3.29
                                            ---------
Outstanding at December 31, 1997            2,189,639               $16.08
-------------------------------------------------------------------------------
Exercisable at December 31, 1995              102,006
Exercisable at December 31, 1996              202,192
Exercisable at December 31, 1997              377,840

Related information for options outstanding and exercisable as of December 31, 1997 under these benefit plans is as follows:


                                                 Weighted
                                                  Average         Weighted
                                                 Remaining         Average
                                                Contractual       Exercise
Range of Exercise Prices         Shares             Life            Price
--------------------------------------------------------------------------
   $  .01 - $  .10                 7,187             .8            $  .08
   $  .20 - $  .60                29,773            1.6            $  .22
   $ 2.00 - $ 6.00               114,042            4.3            $ 3.04
   $ 8.50 - $19.25             1,597,752            5.1            $12.47
   $23.25 - $43.25               440,885            4.7            $33.89
                               ---------
Total outstanding              2,189,639            5.0            $16.08
--------------------------------------------------------------------------


                                                     Weighted
                                                      Average
                                                     Exercise
Range of Exercise Prices          Shares               Price
-------------------------------------------------------------
   $  .01 - $  .10                 6,562              $  .08
   $  .20 - $  .60                15,989              $  .22
   $ 2.00 - $ 6.00                58,898              $ 2.99
   $ 8.50 - $21.25               181,502              $13.86
   $23.25 - $43.25               114,889              $33.30
                                 -------
Total exercisable                377,840              $17.26
-------------------------------------------------------------

1995 EMPLOYEE STOCK PURCHASE PLAN

In 1995, the Company's Board of Directors and stockholders approved the 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan") under which eligible employees may purchase common stock at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of an employee's compensation (not to exceed amounts allowed under Section 423 of the Internal Revenue Code), may be terminated at any time by the employee and automatically ends on termination of employment with the Company. A total of 300,000 shares of common stock have been reserved for issuance under this plan. The first offering period commenced on the effective date of the Company's initial public offering of shares of its common stock, and continued until January 31, 1996. Subsequent six month offering periods commenced on February 1 and August 1, 1996, and have commenced on each February 1 and August 1 thereafter.

PRO FORMA INFORMATION FOR STOCK-BASED COMPENSATION

Pro forma information regarding net income and earnings per share, as if the Company had used the fair value method of SFAS 123 to account for stock options issued under its 1991 Plan and Director Plan, and shares purchased under the Stock Purchase Plan, is presented below. The fair value of stock activity under these plans was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions as of the date of grant: risk-free interest rates equal to the then available rate for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options; no dividend yields; an average volatility factor of the expected market price of the Company's common stock over the expected life of the option of .50 in 1995 and 1996 and .68 in 1997; and a weighted-average expected life of the option of
5.4 years in 1995 and 1996 and 5.3 years in 1997.

For purposes of pro forma disclosures, the estimated weighted average fair value of options granted during the year of $4.53, $9.51 and $8.39 in 1995, 1996 and 1997 is amortized to expense over the related vesting period. Pro forma information is as follows:

                                            1995        1996        1997
--------------------------------------------------------------------------
(in thousands except for per-share related data)
Pro forma net income (loss)                $4,147      $8,973     ($8,137)

Pro forma net income (loss) per share:
   Basic                                   $ 0.37      $ 0.73     ($ 0.63)
   Diluted                                 $ 0.35      $ 0.69     ($ 0.63)


SAVINGS PLAN

The Company sponsors a savings plan for its employees which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. Contributions from the Company are made at the discretion of the Board of Directors. Through December 1996, the Company made no contributions to the 401(k) plan. In 1997, as authorized by the Board of Directors, the Company began to match a portion of its employees contributions to the plan, which approximated $205,000 in 1997.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

All previously presented net income (loss) per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings per Share.


                                                             Quarter ended
-------------------------------------------------------------------------------------------------
                                            March 31     June 30     September 30    December 31
                                                (In thousands, except per-share related data)
-------------------------------------------------------------------------------------------------

1996
-------------------------------------------------------------------------------------------------
Net sales                                   $ 9,510     $ 11,270        $13,046        $15,007
Gross profit                                  6,437        7,528          8,781         10,132
Operating income                              2,202        2,630          3,335          3,995
Net income                                    1,905        2,243          2,762          3,284
Net income per share - basic                   0.15         0.18           0.22           0.26
Net income per share - diluted                 0.15         0.17           0.21           0.24
Common stock price - high                   $ 32.00     $  41.75        $ 39.25        $ 55.00
Common stock price  - low                   $ 17.25     $  21.50        $ 24.50        $ 32.63

1997
-------------------------------------------------------------------------------------------------
Net sales                                   $15,303     $ 11,451        $12,903        $13,838
Gross profit                                 10,344        7,231          7,961          8,563
Operating income (loss)                       4,002      (13,970)            38            436
Net income (loss)                             2,897       (8,679)           485            565
Net income (loss) per share - basic            0.23        (0.68)          0.04           0.04
Net income (loss) per share - diluted          0.22        (0.68)          0.04           0.04
Common stock price - high                   $ 46.25     $  23.00        $ 13.63        $ 16.88
Common stock price  - low                   $ 20.38     $  12.13        $  9.88        $  9.88

REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS
VIDEOSERVER, INC.


We have audited the accompanying consolidated balance sheets of VideoServer, Inc. and subsidiaries (the Company) as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VideoServer, Inc. and subsidiaries at December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



Boston, Massachusetts                                 [Ernst & Young LLP LOGO]
January 13, 1998