Form 10-K, Exhibit 13
period 1998-12-31
VIDEOSERVER INC
filed 1999-03-31
CIK 943894

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the percentage change in certain financial data compared to the previous year, and the financial data as a percentage of revenue for the years indicated.


Percent increase (decrease) year to year                                Items as a percentage of revenue
--------------------------------------------------------------------------------------------------------
       1998/97    1997/96               Income and expense items         1998        1997           1996
--------------------------------------------------------------------------------------------------------
          5%        10%                 Revenue                          100%        100%           100%
         11%        22%                 Cost of revenue                   39%         36%            33%
                                                                         -------------------------------
          1%         4%                 Gross profit                      61%         64%            67%
                                        Operating expenses:               --          --              --
         15%        66%                   Research and development        27%         24%            16%
          6%        37%                   Sales and marketing             23%         23%            18%
         14%        12%                   General and administrative       9%          8%             8%
          *          *                    Purchased research
                                            and development               --          27%            --
          *          *                    Non-recurring expenses           1%         --             --
                                                                         -------------------------------
         (23%)     110%                 Total operating expenses          60%         82%            42%
                                                                         -------------------------------
         108%     (178%)                Income (loss) from operations      1%        (18%)           25%
          17%       (5%)                Interest income, net               4%          3%             4%
         135%     (156%)                Income (loss) before taxes         5%        (15%)           29%
                                                                         -------------------------------
                                        Provision (benefit) for
          31%     (181%)                    income taxes                   2%         (6%)            8%
                                                                         -------------------------------
         138%     (146%)                  Net income (loss)                3%         (9%)           21%
                                                                         ===============================
--------------------------------------------------------------------------------------------------------
* Percentage change not meaningful

OVERVIEW

Founded in 1991, VideoServer designs, develops, manufactures, sells and services networked conferencing solutions that enable people in multiple locations to collaborate using any combination of audio, video, and data. The Company's principal products, Multimedia Conference Servers (MCS), provide multipoint conferencing, gateway services, conference control, network management, and bandwidth management. The Company sells its products worldwide through leading resellers, integrators, and remarketers of videoconferencing and networking solutions. VideoServer also sells directly to providers of conferencing services, including Internet Service Providers (ISPs), telecommunications carriers, Regional Bell Operating Companies (RBOCs), and global PTTs.

In April 1997, the Company acquired the network access card business unit of Promptus Communications, Inc. ("Promptus"). Network access cards are a critical component of conferencing systems, and Promptus had been a market leader and a major supplier to VideoServer of these products.

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

REVENUE Revenue increased 5% to $55.9 million in 1998 from $53.5 million in 1997 and 10% in 1997 from $48.8 million in 1996. The growth in revenue in each year was primarily driven by increased service revenues and additionally, sales of network access card products included in the Company's revenue as a result of the 1997 acquisition of the network access card business unit from Promptus. Sales of MCS products were somewhat lower in 1998 than in both 1997 and 1996. This decrease in sales of MCS products is primarily attributed to general softness in the market for videoconferencing products in 1997 and early 1998, lower sales to conferencing service providers, and lower sales to PictureTel Corporation, currently the Company's largest customer. During 1998, quarterly revenue grew sequentially as market conditions improved and as the Company broadened its customer base through expanded Original Equipment Manufacturer
(OEM) relationships, new international reseller channels, and domestic service providers.


Two customers accounted for 35% and 18% of revenue in 1998, 34% and 16% of revenue in 1997, and 43% and 10% of revenue in 1996.

Revenue from international markets, primarily in Europe, were approximately 30% of revenue in 1998 and 32% of revenue in 1997 and 1996. The Company expects that revenue from international markets, which are currently denominated in U.S. dollars, will continue to be a significant portion of the Company's business.

GROSS PROFIT The Company's cost of revenue consists of material costs, manufacturing labor and overhead, and customer support costs. Gross profit as a percentage of revenues declined to 61.5% in 1998 from 63.7% in 1997 and 67.3% in 1996. These decreases are primarily attributable to a greater proportion of lower margin products in the revenue mix, including network access cards and lower-priced, small group conferencing servers.

Gross profit rates may continue to be lower in future periods as low-end, lower margin products are expected to represent a larger proportion of the future revenue mix. Increased competition may also result in lower selling prices.

RESEARCH AND DEVELOPMENT Research and development expenses consist principally of compensation costs for engineers, depreciation expense, supplies and testing. Research and development expenses increased 15% to $14.9 million in 1998 from $12.9 million in 1997 and, in 1997, increased 66% from $7.8 million in 1996, representing 27%, 24%, and 16% of revenue in those years. The increases in spending were primarily due to increased engineering staffing to continue to develop and enhance the Company's traditional ISDN network based conferencing products, and to extend its conferencing technologies and introduce products for the emerging Internet Protocol (IP) and ATM-based conferencing markets. In addition, the Company expanded its software quality operations to continue to ensure high-quality product releases as the Company addresses broader networking environments. Spending increases were also the result of the addition of development efforts associated with the network access card unit acquired from Promptus in 1997, a portion of which efforts have been devoted to completing research and development projects in-process at the date of acquisition. In connection with the acquisition, the Company recorded a $14 million charge for purchased research and development, which had not reached technological feasibility and had no alternative future use.

SALES AND MARKETING Sales and marketing expenses consist principally of compensation costs (including sales commissions and bonuses), travel expenses, trade shows, and other marketing programs. Sales and marketing expenses increased 6% to $13 million in 1998 from $12.2 million in 1997 and, in 1997, increased 37% from $8.9 million in 1996, representing 23% of revenue in 1998 and 1997, and 18% of revenue in 1996. The increased spending was primarily due to the addition of sales and marketing personnel, the expansion of field sales offices, particularly in the European and Asia Pacific markets, and an increase in marketing programs. The Company expects continued increases in sales and marketing expenses as it broadens its channels of distribution and extends its reach into new geographic territories.

GENERAL AND ADMINISTRATIVE General and administrative expenses consist principally of expenses for finance, administration, and general management activities, including legal, accounting, and other professional fees. General and administrative expenses increased 14% to $5.1 million in 1998 from $4.5 million in 1997, and in 1997, increased 12% from $4.0 million in 1996, representing 9% of revenue in 1998 and 8% of revenue in 1997 and 1996. The increased spending was primarily due to the addition of finance and administrative personnel to support overall company growth and the implementation of a new corporate-wide financial accounting, manufacturing, and sales and distribution system. The Company expects continued increases in general and administrative expenses in 1999, although the rate of increase of these expenses over time is expected to be less than that of revenue.

NON-RECURRING EXPENSES In March 1998, the Company adopted a plan to restructure certain of its operations to increasingly focus and streamline its product offerings. As a result of these actions, the Company recorded charges of approximately $1,300,000 in the quarter ended March 31, 1998. These one-time charges included $657,000 reported as non-recurring restructuring expenses primarily covering estimated severance costs, $450,000 reported as cost of revenue for various write-downs of excess and obsolete inventory, and $193,000 for certain facilities costs reported as research and development expenses. Approximately $650,000 of the $1,300,000 charge required a cash outlay, substantially all of which has been paid as of December 31, 1998.

INTEREST INCOME, NET Interest income, net, consists of interest on cash, cash equivalents, and marketable securities. The increase in interest income in 1998 was primarily related to an increase in cash available for investment. The modest reduction in interest income in 1997 was due to lower cash available for investment as a result of the Company's acquisition of the network access card business unit from Promptus.

PROVISION (BENEFIT) FOR INCOME TAXES The provision (benefit) for income taxes was at a 34% rate in 1998, (39%) in 1997, and 27% in 1996. In 1998, the effective tax rate was the same as the federal statutory tax rate. Tax benefits primarily related to research and development tax credits and interest earned on tax-exempt securities were offset by the impact of state and foreign income taxes. Income taxes for 1997 included tax benefits related to the charge to operations of $14.0 million for purchased in-process research and development resulting from the acquisition of the network access card business unit from Promptus. In 1996, the effective tax rate was less than the federal statutory tax rate as a result of the recognition of deferred tax assets previously subject to valuation allowances. The Company has approximately $7.3 million in deferred tax assets at December 31, 1998. The Company believes that these assets can be realized through a combination of carry-back claims and future taxable income.

OTHER FACTORS WHICH MAY AFFECT FUTURE OPERATIONS

DEPENDENCE ON MAJOR CUSTOMERS.   While the Company is focusing efforts on
broadening its reseller, distributor and OEM sales channels, sales to a relatively small number of customers have accounted for a significant portion of the Company's revenue. The Company believes that its dependence on a similarly few number of customers will continue during 1999. This concentration of customers may cause revenue and operating results to fluctuate from quarter to quarter based on major customers' requirements and the timing of their orders and shipments. The Company's agreements with its customers generally do not include minimum purchase commitments or exclusivity arrangements. The Company's operating results could be materially and adversely affected if any present or future major customer were to choose to reduce its level of orders, change to another vendor for purchases of a similar product, combine their operations with another company who had an established relationship with another vendor for purchases of a similar product, experience financial, operational or other difficulties, or delay paying or fail to pay amounts due the Company.

MARKET GROWTH. Sales of Multimedia Conference Server (MCS) products account for most of the Company's revenue. The Company's success depends, to a significant extent, on the acceptance, and the rate of adoption, of MCS products in a number of market segments, many of which are in the early stages of development. These markets, including group teleconferencing systems, desktop conferencing systems, collaborative data-sharing and carrier-based conferencing services, historically have experienced significant fluctuations in growth rates from year to year. There can be no assurance that any of the markets for the Company's products will develop to the extent, in the manner, or at the rate anticipated by the Company. In addition, future prices the Company is able to obtain for its products may decrease from historical levels as a result of new product introductions by others, price competition, technological change, or other factors.

RAPID TECHNOLOGICAL CHANGE. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards, emerging network architectures, and frequent new product introductions. The adoption rate of new technologies and conferencing products, such as those designed for Internet Protocol (IP) and ATM networks, may adversely impact near-term growth of the conferencing market as users evaluate the alternatives. The Company has invested, and for 1999 plans to continue to invest, in software development and products incorporating certain of these new technologies. Many other companies, including the Company's largest customer, are also developing products incorporating these new technologies that are competitive with the Company's current and future offerings. The Company's success will depend, in part, upon its ability through continued investments to maintain technological leadership, to enhance and expand its existing product offerings, and to select and develop in a timely manner new products that achieve market acceptance.

COMPETITION. The market for networking and communications products is highly competitive. The Company expects competition to increase significantly in the future. Currently, the Company's main competitors include Lucent Technologies and Accord Video Telecommunications, Inc. In addition, a number of other companies have introduced or announced their intention to introduce products that could be competitive with the Company's products, and the rapidly evolving nature of the markets in which the Company competes may attract other new entrants as they perceive opportunities. Some of the Company's current and potential competitors have longer operating histories and greater financial, technical, and sales and marketing resources.

ACQUISITIONS. In 1997, the Company acquired the network access card business unit from Promptus Communications. The Company may continue to make acquisitions of, or significant investments in, businesses that offer complementary products, services, and technologies as part of its overall business strategy. Any such acquisitions or investments will likely be accompanied by the risks commonly encountered in acquisitions of businesses, including, among others, the difficulty of assimilating the operations and personnel of the acquired businesses, the potential disruption of the Company's ongoing business, and a reduction in the value of the investment.

PERIOD TO PERIOD FLUCTUATIONS. The Company's operating results are likely to vary significantly from quarter to quarter as a result of several factors, including: the timing of new product announcements and introductions by the Company, its major customers and its competitors; market acceptance of new or enhanced versions of the Company's products; changes in the product mix of revenue; changes in the relative proportions of revenue among distribution channels or among customers within each distribution channel; changes in manufacturing costs; price reductions for the Company's products; the gain or loss of significant customers; increased research and development expenses associated with new product introductions; seasonality; and general economic conditions. New orders may be characterized by lengthy sales cycles, making it difficult to predict the quarter in which the sales will occur. Carriers' deployment projects involve particularly long sales cycles, and shipments for such projects are therefore often difficult to forecast. In addition, such shipments are subject to delays in the timing of such projects. The Company typically operates with a small backlog. As a result, quarterly revenue and operating results generally depend on the volume, timing of, and ability to fulfill orders received within the quarter. Also, changes in ordering patterns have resulted in the Company recognizing a substantial portion of its revenue in a given quarter from sales booked and shipped in the last weeks of that quarter. All of the above factors can have a material adverse affect on the Company's business and operating results for one quarter or a series of quarters, and are difficult to forecast. The Company establishes its expenditure levels for product development and other operating expenses based, in large part, on its expected future sales. As a result, if revenue for a particular period is below expectation, there would likely be a material adverse effect on the Company's operating results and net income because only a small portion of the Company's operating expenses vary with its sales in the short term.

PROTECTION OF PROPRIETARY TECHNOLOGY. The Company's success depends, to a large extent, on its ability to protect its proprietary technology. The Company currently holds three U.S. patents relating to its existing products and has several patent applications pending. In addition to its patents, the Company relies on a combination of contractual rights, trade secrets, and copyrights to protect its intellectual property rights.

RETENTION OF KEY EMPLOYEES. The Company's success depends, to a significant degree, upon the continuing contributions of its key management, sales, marketing, and research and development personnel, many of whom would be difficult to replace. The Company does not have employment contracts with most of its key personnel. The Company believes that its future success will depend in large part upon its ability to attract and retain such key employees.

UNCERTAINTIES REGARDING PATENTS. In 1994 the Company settled patent infringement litigation brought against it by Datapoint Corporation ("Datapoint") for a cash payment by the Company. However, patent infringement litigation continued to exist between Datapoint and two of the Company's largest customers. In addition, Datapoint has written inquiry letters to, or attempted to bring legal action against, a significant number of others in the videoconferencing market, including some customers of the Company. Datapoint, in effect, has asserted that certain Datapoint patents in the videoconferencing field (the "Datapoint Patents") cover certain aspects of multipoint conferencing operations involving terminals and multipoint control units, including MCS. In April 1998, a jury in the Federal District Court in Dallas, Texas ruled, in Datapoint's patent infringement case with PictureTel Corporation, that products sold by PictureTel, including those manufactured by the Company, do not infringe on any of the Datapoint Patents and that the patent claims asserted against PictureTel are invalid. Datapoint has appealed this decision and that appeal is currently pending. The conferencing market in general, and the Company's revenue and operating results in particular, could be adversely affected as a result of ongoing uncertainties regarding the Datapoint Patents. Such uncertainty and any impact of it is likely to remain at least until the validity of the patents is completely adjudicated.

In November 1998, the Company commenced an action for patent infringement against Accord Video Telecommunications, Inc. ("Accord"). The complaint alleges that Accord is infringing and has infringed on certain of the Company's patents covering technology for transcoding video signals, which enables several fundamental videoconferencing capabilities. These capabilities include continuous presence or split screen video, and rate matching, which allows parties who connect to the network at different network speeds to participate in the same conference. The suit alleges patent infringement in Accord's MGC product line. The Company is seeking damages and injunctive relief. Accord has answered the complaint, alleging that it does not infringe and that the Company's patents at issue are invalid and unenforceable. This matter is in the early stages of litigation, and therefore the Company is unable to identify what, if any, impact the outcome of this litigation will have on the future operating results of the Company.

IMPACT OF YEAR 2000. The Company is continuing efforts to ready itself for the impact of Year 2000 related technology matters. The Company believes that current releases of its products are Year 2000 compliant. However, the Company is continually assessing the Year 2000 compliance of its products and the ability of its products to interoperate with products of its customers and suppliers. The Company is continually communicating with its customers concerning the Year 2000 issue and has created a web site which provides Year 2000 compliance information regarding its products. Although it is the Company's intention to identify and address all significant Year 2000 issues with its products, it is possible that not all Year 2000 issues will be identified. The Company is unable to assess the impact on its operations should significant, currently unidentified, non-compliance issues arise or remain unidentified.

Also, the majority of the Company's revenue stream is delivered through videoconferencing equipment OEMs, or through Value Added Resellers (VARs) which generally remarket the Company's products in combination with other products to present an integrated conferencing solution to end-users. The Company has not determined the current state of compliance of its key customers. Should any key customer not be Year 2000 compliant, their operations may be significantly impacted. In addition, demand for the Company's products may be impacted by end-users' decisions to refocus capital spending on efforts to address Year 2000 compliance. The resultant impact on the Company's operations may be significant.

In addition to reviewing the impact of the Year 2000 on its products, on an ongoing basis the Company is assessing what impact the Year 2000 might have on its internal systems and operations. To meet general requirements of the business, in January 1999, the Company completed the initial implementation of a new company-wide financial accounting, manufacturing, sales and distribution system. The Company believes this system is fully Year 2000 compliant. Initial reviews of other internal systems - both information technology systems and embedded systems - revealed that the majority of the Company's internal systems are Year 2000 ready. The Company expects, through a combination of software updates and replacement with new technologies, to render all significant internal systems Year 2000 ready so as to avoid any significant impact on its operations. At this point, the Company believes that the incremental costs of bringing its internal systems into compliance will not be materially greater than its ongoing normal costs of maintaining and upgrading these systems.

The Company is surveying its key suppliers and vendors to ascertain their preparedness for the Year 2000. The Company currently does not have sufficient information to assess the potential resultant impact to the Company's operations should one or more of those key suppliers not be adequately prepared. However, as the Company has a limited number of key suppliers, it believes the process of identifying potential issues will not be unduly burdensome. In the event that the Company discovers issues that cannot be readily addressed, the availability of alternative suppliers of its products may provide the Company with other resolution options. As Year 2000 readiness issues are identified, the Company intends to evaluate contingency plans as needed to address the Company's requirements. Notwithstanding the Company's efforts, interruptions of key components or services provided by outside vendors could have an adverse impact on the Company's operations and future results. The Company has not incurred any significant costs to date in surveying key suppliers and vendors and further believes that the future costs of these efforts will not have a material impact on its operations.

The cost of addressing the Company's Year 2000 compliance is currently being expensed as incurred and funded through ongoing operations and cash flow. For the year ended December 31, 1998, the identification and resolution of Year 2000 compliance issues was being carried out primarily by Company personnel. It is the Company's intention, in 1999, to continue addressing Year 2000 compliance issues in the same manner.

The Company's review of the full potential impact of Year 2000 issues is ongoing. It is not likely that every potential Year 2000 issue will be identified and addressed. However, the Company believes it is taking the appropriate actions to significantly reduce the risk and impact of Year 2000 issues on its financial position or results of operations.


LIQUIDITY AND CAPITAL RESOURCES


At December 31, 1998, the Company has cash, cash equivalents, and marketable securities of $50.6 million, an increase of $4.1 million from December 31, 1997. The Company regularly invests excess funds in short-term money market funds, government securities, and commercial paper. The Company has no long-term debt. The Company generated cash from operations of $7.7 million in 1998, primarily through net income and an increase in accounts payable and accrued expenses.

Investing activities included $4.5 million for equipment and improvements of which approximately $1.2 million was for the purchase and implementation of a corporate-wide financial accounting, manufacturing, and sales and distribution system. The Company also purchased computers and equipment for research and development, product support, sales, marketing and general administration to support the Company's growth. Other assets increased $1.1 million primarily as the result of the prepayment of royalties for various software licenses and certain other investments.

Net proceeds from the issuance of stock under the Company's employee stock programs generated $2.1 million of cash.

At December 31, 1998, the Company has available a bank revolving credit facility providing for borrowings up to $7.5 million. Borrowings are limited to a percentage of eligible accounts receivable and are unsecured. Under this credit facility, the Company is required to maintain certain financial ratios and minimum levels of net worth and profitability, and is prohibited from paying cash dividends without the bank's consent. No borrowings have been made under this facility.

The Company believes that its existing cash, cash equivalents, and marketable securities, together with cash generated from operations and borrowings available under the Company's credit facility, will be sufficient to meet the Company's cash requirements for the foreseeable future.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


The Company is exposed to risk involving changing interest rates, which would affect the return on its investments, and to risk involving foreign currency fluctuations. In order to limit the potential for market risk on its investments, the Company has policies restricting investments to high quality instruments including highly rated U.S. and state government securities, commercial paper and short-term money market funds and does not use derivative financial instruments in its investment portfolio. In addition, the Company has classified all its debt securities as available for sale. This classification reduces the income statement exposure to interest rate risk. International revenues are currently denominated in U.S. dollars and the Company's international operations do not currently present significant exposure to foreign currency fluctuation. The Company believes the potential impact of the exposure to risk involving fluctuations in interest or foreign currency rates would not be material to its financial position or results of operations.

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                  In thousands, except for share-related data



                                                                                                  December 31,
                                                                                            ----------------------
                                                                                               1998           1997
------------------------------------------------------------------------------------------------------------------
ASSETS
      Current assets:
        Cash and cash equivalents                                                           $ 23,225      $ 24,866
        Marketable securities                                                                 27,381        21,665
        Accounts receivable, net of allowances of $1,534 and $1,338 in 1998 and 1997           7,778         7,244
        Inventories                                                                            3,693         3,882
        Deferred income taxes                                                                  3,300         2,619
        Other current assets                                                                   1,497           941
                                                                                            ----------------------
      Total current assets                                                                    66,874        61,217
      Equipment and improvements, net of accumulated depreciation                              6,616         5,142
      Deferred income taxes                                                                    4,000         4,341
      Other assets, net of accumulated amortization of $1,599 and $984 in 1998 and 1997        2,642         2,199
                                                                                            ----------------------
      Total assets                                                                          $ 80,132      $ 72,899
                                                                                            ======================

LIABILITIES AND STOCKHOLDERS' EQUITY
      Current liabilities:
        Accounts payable                                                                    $  3,546      $  2,458
        Accrued expenses                                                                      11,396         9,219
        Deferred revenue                                                                       1,045           964
        Current portion of long-term debt                                                         --           167
                                                                                            ----------------------
      Total current liabilities                                                               15,987        12,808
      Commitments and contingencies-Note 10
      Stockholders' equity:
        Preferred stock, $.01 par value; 2,000,000 shares
            authorized, none issued and outstanding
        Common stock, $.01 par value; 40,000,000 shares
            authorized; 13,382,206 issued and outstanding in 1998;
            13,122,843 issued and outstanding in 1997                                            134           131
        Capital in excess of par value                                                        56,720        54,584
        Retained earnings                                                                      7,307         5,493
        Cumulative translation adjustment                                                        (16)         (117)
                                                                                            ----------------------
      Total stockholders' equity                                                              64,145        60,091
                                                                                            ----------------------
      Total liabilities and stockholders' equity                                            $ 80,132      $ 72,899
                                                                                            ======================

------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------
                     In thousands, except per share amounts


                                                  Years ended December 31,
                                           ------------------------------------
                                              1998          1997          1996
-------------------------------------------------------------------------------
      REVENUE:
        Product revenue                    $ 50,340      $ 49,415      $ 46,157
        Service revenue                       5,599         4,080         2,676
                                           ------------------------------------
      Total revenue                          55,939        53,495        48,833
                                           ------------------------------------
      Cost of revenue:
        Cost of product revenue              17,338        15,660        13,556
        Cost of service revenue               4,191         3,736         2,399
                                           ------------------------------------
      Total cost of revenues                 21,529        19,396        15,955
                                           ------------------------------------
      Gross Profit                           34,410        34,099        32,878

      Operating expenses:
        Research and development             14,878        12,886         7,767
        Sales and marketing                  13,005        12,217         8,945
        General and administrative            5,119         4,490         4,004
        Purchased research and development       --        14,000            --
        Non-recurring charges                   657            --            --
                                           ------------------------------------
      Total operating expenses               33,659        43,593        20,716
                                           ------------------------------------

      INCOME (LOSS) FROM OPERATIONS             751        (9,494)       12,162

      Interest expense                          (77)         (165)          (93)
      Interest income                         2,075         1,877         1,895
                                           ------------------------------------
      Income (loss) before income taxes       2,749        (7,782)       13,964
      Provision (benefit) for income taxes      935        (3,050)        3,770
                                           ------------------------------------

      NET INCOME (LOSS)                    $  1,814      $ (4,732)     $ 10,194
                                           ====================================
      Net income (loss) per share:
        Basic                              $   0.14      $  (0.37)     $   0.82
        Diluted                            $   0.13      $  (0.37)     $   0.77


-------------------------------------------------------------------------------

See accompanying notes.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------
                  In thousands, except for share-related data


                                      --------------------------------------------------------------------------------------------
                                                                        Retained
                                                           Capital In   Earnings     Cumulative                          Total
                                          Common Stock      Excess Of  (Accumulated  Translation    Treasury Stock   Stockholders'
                                        Shares  Par Value   Par Value    Deficit)     Adjustment    Shares    Cost      Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCES AS OF
  JANUARY 1, 1996                     12,548,769   $125     $45,635     $    31       $   0         163,038  $(2)       $45,789
  Stock issued under
    employee benefit plans                71,991      1       1,788                                (163,038)   2          1,791
  Tax benefit related to employee
    stock plans                                               2,150                                                       2,150
  Foreign currency
    translation adjustment                                                              (53)                                (53)
  Net income                                                             10,194                                          10,194
----------------------------------------------------------------------------------------------------------------------------------

BALANCES AS OF
  DECEMBER 31, 1996                   12,620,760   $126     $49,573     $10,225       $ (53)              0  $ 0        $59,871
  Stock issued under
    employee benefit plans               278,202      3       1,418                                                       1,421
  Tax benefit related to employee
    stock plans                                                 180                                                         180
  Stock issuance related to
    acquisition of business, net
    of issuance costs of $27             223,881      2       3,413                                                       3,415
  Foreign currency
    translation adjustment                                                              (64)                                (64)
  Net loss                                                               (4,732)                                         (4,732)
----------------------------------------------------------------------------------------------------------------------------------

BALANCES AS OF
  DECEMBER 31, 1997                   13,122,843  $ 131     $54,584     $ 5,493       $(117)              0  $ 0        $60,091
  Stock issued under
    employee benefits plans              258,903      3       2,066                                                       2,069
  Tax benefit related to employee
    stock plans                                                  70                                                          70
  Foreign currency
    translation adjustment                                                              101                                 101
  Net income                                                              1,814                                           1,814
----------------------------------------------------------------------------------------------------------------------------------

BALANCES AS OF
  DECEMBER 31, 1998                   13,381,746   $134     $56,720     $ 7,307       $ (16)              0  $ 0        $64,145
                                      =========================================================================================

----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
                                  In thousands

                                                                                   Years ended December 31,
                                                                             ------------------------------------
                                                                                1998         1997           1996
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
      Net income (loss)                                                      $  1,814      $ (4,732)     $ 10,194
      Adjustments to reconcile net income (loss) to net cash provided by operating activities:
            Purchased research and development                                     --        14,000            --
            Depreciation and amortization                                       3,686         3,076         1,739
            Provision for doubtful accounts                                       196           261           427
            Deferred taxes                                                       (340)       (4,680)       (1,980)
            Tax benefit related to stock plan activities                           70           180         2,150
            Changes in operating assets and liabilities:
              Accounts receivable                                                (730)        1,859        (3,448)
              Inventories                                                         189           979        (2,055)
              Other current assets                                               (556)          (50)         (300)
              Accounts payable and accrued expenses                             3,265        (1,338)        6,085
              Deferred revenue                                                     81           133          (298)
                                                                             ------------------------------------
      Net cash provided by operating activities                                 7,675         9,688        12,514

INVESTING ACTIVITIES
      Net purchases of equipment and improvements                              (4,545)       (2,954)       (3,901)
      Purchases of marketable securities                                      (13,198)       (2,634)      (21,438)
      Proceeds from sale of marketable securities                               7,482         7,777         8,119
      Acquisition of business, net of cash acquired                                --       (15,416)           --
      Increase in other assets                                                 (1,058)         (271)         (160)
                                                                             ------------------------------------
      Net cash used in investing activities                                   (11,319)      (13,498)      (17,380)

FINANCING ACTIVITIES
      Repayment of long-term debt                                                (167)         (557)         (675)
      Net proceeds from issuance of stock
        under employee benefit plans                                            2,069         1,421         1,791
                                                                             ------------------------------------
      Net cash provided by financing activities                                 1,902           864         1,116
      Effect of exchange rate on cash and cash equivalents                        101           (64)          (53)
                                                                             ------------------------------------
      Decrease in cash and cash equivalents                                    (1,641)       (3,010)       (3,803)
      Cash and cash equivalents at beginning of year                           24,866        27,876        31,679
                                                                             ------------------------------------
      Cash and cash equivalents at end of year                               $ 23,225      $ 24,866      $ 27,876
                                                                             ====================================
      Supplementary disclosure of cash flow information:
        Interest paid                                                        $     77      $    165      $     94
                                                                             ====================================

-----------------------------------------------------------------------------------------------------------------

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1    BUSINESS

     VideoServer, Inc. and its subsidiaries ("the Company") operate in one business segment, which is the design, development, manufacture, marketing, sale, and service of networking equipment and associated software used to create multimedia networked conferences that connect multiple users over any network and allow them to interact as a group.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. All assets and liabilities of foreign subsidiaries are translated at the rate of exchange at year end, while sales and expenses are translated at the average rates in effect during the year. The net effect of these translation adjustments is shown in the accompanying financial statements as a component of stockholders' equity.

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

     CASH EQUIVALENTS AND MARKETABLE SECURITIES All of the Company's cash equivalents and marketable securities are classified as available-for-sale, and accordingly are carried at fair market value based on quoted market prices, which approximates their cost. Unrealized gains and losses, which are reported as a component of stockholders' equity, were not material in 1997 or 1998. Realized gains and losses are included in net interest income. The Company considers all liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents and marketable securities consist of highly rated U.S. and state government securities, commercial paper, and short-term money market funds.

     Marketable securities at December 31, 1998, classified by contractual maturity, included $19.9 million due in one year or less, and $7.5 million due between one year and two years.

     CONCENTRATIONS OF CREDIT RISK Sales to two customers accounted for 53%, 50%, and 53% of total revenue in 1998, 1997, and 1996. The accounts receivable from these customers amounted to approximately $3.3 million and $3.0 million at December 31, 1998 and 1997. Export sales, primarily to Europe, were $15.7 million in 1998, $17.4 million in 1997, and $15.8 million in 1996.

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

     EQUIPMENT AND IMPROVEMENTS Equipment and improvements are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

          -----------------------------------------------------------
          Computer and office equipment      3 years
          -----------------------------------------------------------
          Furniture and fixtures             5 years
          -----------------------------------------------------------
          Leasehold Improvements             Shorter of lease term of
                                               estimated useful life
          -----------------------------------------------------------

     DEFERRED REVENUE Deferred revenue represents amounts received from customers under maintenance agreements or for product sales in advance of revenue recognition.

     RESEARCH AND DEVELOPMENT COSTS Research and development costs are charged to expense as incurred. To date, costs of internally developed software eligible for capitalization have been immaterial and have been expensed as incurred.

     The Company receives fees under product development contracts with certain customers. Product development fees are recorded as a reduction of research and development costs as work is performed pursuant to the related contracts and defined milestones are achieved. Payments received in advance are recorded as accrued liabilities. Fees recorded as a reduction of research and development costs, including amounts received from a customer who is also a stockholder, amounted to $0.5 million and $1.2 million in 1997 and 1996.

     NET INCOME (LOSS) PER SHARE As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. For the Company, the difference between the shares used in computing basic and diluted net income (loss) per share is entirely the result of dilutive stock options. All net income (loss) per share amounts have been presented, and where appropriate, restated in accordance with SFAS 128.

     Shares used in computing basic and diluted net income (loss) per share are as follows:

                                      Years Ended December 31,
                              ----------------------------------------
                                 1998           1997           1996
          ------------------------------------------------------------
          Basic               13,236,000     12,867,000     12,486,000
          Diluted             13,578,000     12,867,000     13,311,000
                              ========================================

          ------------------------------------------------------------


     The effect of dilutive stock options on the total shares used to compute diluted net income per share was 342,000 in 1998 and 825,000 in 1996.

     ACCOUNTING FOR STOCK-BASED COMPENSATION The Company has elected to account for its stock-based compensation plans following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations rather than the alternative fair value accounting provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation expense has been recognized by the Company for its stock option plans and its stock purchase plan.

     NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of An Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for reporting and displaying comprehensive income and its components as part of a complete set of financial statements.

     Comprehensive income is a measure of all changes in stockholders' equity that result from recognized transactions and other economic events of a period, other than transactions with owners in their capacity as owners. SFAS 131 requires the use of the 'management approach' in disclosing segment information, based largely on how senior management generally analyzes the business operations. The Company has adopted both SFAS 130 and SFAS 131 in 1998. Application of the new standards had no significant impact on the financial condition, results of operations or reporting of the Company.

3    BUSINESS COMBINATION

     On April 28, 1997, the Company purchased the network access card ("NAC") business unit of Promptus Communications, Inc. ("Promptus"). The assets acquired included all tangible and intangible assets of Promptus' NAC business unit, including fixed assets, inventories, trade receivables, products, and technology. Liabilities assumed included all third-party trade liabilities and other accrued obligations pertaining to the acquired NAC assets. The total purchase price of approximately $18.8 million included $14.5 million of cash consideration and 223,881 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting.

     The purchase price was allocated to the tangible and intangible assets acquired based upon their estimated fair market values. The intangible assets acquired were valued using risk adjusted cash flow models under which estimated future cash flows were discounted taking into account risks related to existing and future target markets and to the completion of the products expected to be ultimately marketed by the Company, and assessments of the life expectancy of the underlying technology. The analysis resulted in an allocation of $2.0 million to purchased software which had reached technological feasibility, principally represented by the technology comprising the NAC products being sold by Promptus at the acquisition date. This amount was capitalized and is being amortized over a five-year period. In addition, $14.0 million was allocated to purchased research and development which had not reached technological feasibility and had no alternative future use. This amount was charged to operations at the acquisition date.

     Operating results of the NAC business unit have been included in the financial statements from the acquisition date. The following pro forma information presents the results of operations for the years ended December 31, 1997 and 1996, as if the NAC business unit of Promptus had been acquired as of January 1, 1997 and 1996, including the charge to operations of $14.0 million related to purchased in-process research and development resulting from the acquisition, as if expensed on the date acquired. The NAC business unit was fully incorporated in the Company's 1998 operating results.


                                                       Years ended December 31,
                                                       ------------------------
          In thousands, except per share amounts         1997             1996
          ---------------------------------------------------------------------
          Total revenue                                $57,122          $58,469
          Net income (loss)                            $(4,692)         $ 1,257
          Net income (loss) per share:
               Basic                                   $(0.36)          $  0.10
               Diluted                                 $(0.36)          $  0.09
          ---------------------------------------------------------------------


     The unaudited pro forma results do not purport to be indicative of the results which actually would have been obtained had the acquisition been effected on the dates indicated, or of results which may be achieved in the future.

4    INVENTORIES

     Inventories consist of:


                                                      December 31,
                                                  ---------------------
          In thousands                             1998           1997
          -------------------------------------------------------------
          Raw materials and subassemblies         $3,188         $2,673
          Work in process                             27            761
          Finished goods                             478            448
                                                  ---------------------
                                                  $3,693         $3,882
                                                  =====================
          -------------------------------------------------------------

5    EQUIPMENT AND IMPROVEMENTS

     Equipment and improvements consist of:


                                                        December 31,
                                                  ----------------------
          In thousands                              1998           1997
          --------------------------------------------------------------
          Computer and office equipment           $15,532        $11,041
          Furniture and fixtures                      411            383
          Leasehold improvements                      921            895
                                                  ----------------------
                                                   16,864         12,319
          Less accumulated depreciation            10,248          7,177
                                                  ----------------------
                                                  $ 6,616        $ 5,142
                                                  ======================
          --------------------------------------------------------------


6    ACCRUED EXPENSES

     Accrued expenses consist of:


                                                       December 31,
                                                  ----------------------
          In thousands                              1998           1997
          --------------------------------------------------------------
          Employee compensation
               and benefits                       $ 2,974         $2,975
          Professional fees                         1,191            599
          Warranties and other customer-
               related costs                        4,093          3,966
          Income taxes payable                      2,299            850
          Other accrued expenses                      839            829
                                                  ----------------------
                                                  $11,396         $9,219
                                                  ======================
          --------------------------------------------------------------

7    BANK ARRANGEMENTS

     The Company has a revolving credit facility of $7,500,000 which bears interest at the prime rate (7.75% at December 31, 1998) and is available until March 2001. Borrowings under the facility may not exceed 80% of qualified accounts receivable, as defined. No borrowings have been made under this facility.

     The revolving credit facility is unsecured; however, the Company is required to maintain certain financial ratios and minimum levels of net worth and profitability, and the Company's ability to pay dividends to stockholders is restricted under the terms of the loan agreement.

8    INCOME TAXES


     The provision (benefit) for income taxes for 1998, 1997, and 1996 is as follows:


                                    Years ended December 31,
                              ------------------------------------
          In thousands         1998           1997           1996
          --------------------------------------------------------
          Current:
               Federal        $1,029        $ 1,104         $4,359
               State             112            403          1,330
               Foreign           134            123             61
                              ------------------------------------
                               1,275          1,630          5,750

          Deferred:
               Federal          (298)        (4,095)       (1,695)
               State             (42)          (585)         (285)
                              ------------------------------------
                              $  935        $(3,050)       $ 3,770
                              ====================================
          --------------------------------------------------------


     Cash payments for income taxes totaled approximately $254,000, $1,254,000, and $2,408,000 in 1998, 1997, and 1996.






     The effective tax rate differs from the statutory federal income tax rate due to the following:


                                                  Years ended December 31,
                                             ----------------------------------
                                             1998           1997          1996
          ---------------------------------------------------------------------
          Statutory income tax rate          34.0%         (34.0)%        35.0%
          State income taxes, net of
               federal benefit                6.0           (1.5)          4.9
          Research and development
               tax credits                   (3.4)          (2.0)         (1.4)
          Tax benefit from Foreign
               Sales Corporation               --             --          (1.9)
          Tax-exempt interest income         (7.2)          (4.1)         (2.7)
          Foreign and other                   4.6            2.4            .4
          Change in valuation
               allowance                       --             --          (7.3)
                                             ----------------------------------
          Effective tax rate                 34.0%         (39.2)%        27.0%
                                             ==================================
          ---------------------------------------------------------------------

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Income taxes for 1997 include tax benefits related to the charge to operations of $14.0 million for purchased research and development resulting from the acquisition of the NAC business unit. In 1996, a valuation allowance, recorded in 1995 to offset certain net deferred tax assets, was eliminated as the Company deemed it more likely than not that sufficient future taxable income would be generated to realize the full benefit of deferred tax assets.


     The following is a summary of the significant components of the Company's deferred tax asset:


                                                  December 31,
                                             ---------------------
          In thousands                        1998           1997
          --------------------------------------------------------
          Deferred tax asset:
               Purchased research
                    and development          $4,481         $4,900
               Reserves not currently
                    deductible                2,606          2,136
               Depreciation and other           213            (76)
                                             ---------------------
          Total deferred tax asset           $7,300         $6,960
                                             =====================
          --------------------------------------------------------

9    RESTRUCTURING

     In March 1998, the Company adopted a plan to restructure certain of its operations to increasingly focus and streamline its product offerings. As a result of these actions, the Company recorded charges of approximately $1,300,000 in the quarter ended March 31, 1998. These one-time charges included $657,000 reported as non-recurring restructuring expenses primarily covering estimated severance costs, $450,000 reported as cost of sales for various write-downs of excess and obsolete inventory, and $193,000 for certain facilities costs reported as research and development expenses. Approximately $650,000 of the $1,300,000 charge required a cash outlay, substantially all of which has been paid as of December 31, 1998.

10   COMMITMENTS AND CONTINGENCIES

     The Company rents its primary facility under an operating lease which expires in February 2001. The Company also leases sales offices under leases that expire on various dates through February 2001. Future minimum lease payments at December 31, 1998 under these non-cancelable operating leases are approximately $624,000 in 1999, $486,000 in 2000, and $78,000 in
     2001. Rent expense was approximately $997,000, $895,000, and $595,000 in 1998, 1997, and 1996.


     In 1994, the Company settled patent infringement litigation brought against it by Datapoint Corporation ("Datapoint") for a cash payment by the Company. The Company recorded charges against 1994 operations of approximately $850,000 for the agreed-upon costs of the settlement and indemnification of one of its customers. However, patent infringement litigation continued to exist between Datapoint and two of the Company's largest customers. In addition, Datapoint has written inquiry letters to, or attempted to bring legal action against, a significant number of others in the videoconferencing market, including some customers of the Company. Datapoint, in effect, has asserted that certain Datapoint patents in the videoconferencing field (the "Datapoint Patents") cover certain aspects of multipoint conferencing operations involving terminals and multipoint control units, including MCS. In April 1998, a jury in the Federal District Court in Dallas, Texas ruled, in Datapoint's patent infringement case with PictureTel Corporation, that products sold by PictureTel, including those manufactured by the Company, do not infringe on any of the Datapoint Patents and that the patent claims asserted against PictureTel are invalid. Datapoint has appealed this decision and that appeal is currently pending. The conferencing market in general, and the Company's sales and operating results in particular, could be adversely affected as a result of ongoing uncertainties regarding the Datapoint Patents. Such uncertainty, and any impact of it, is likely to remain at least until the validity of the patents is completely adjudicated.

     In November 1998, the Company commenced an action for patent infringement against Accord Video Telecommunications, Inc. ("Accord") in the United States District Court for the District of Massachusetts. The complaint alleges that Accord is infringing and has infringed on certain of the Company's patents covering technology for transcoding video signals, which enables several fundamental videoconferencing capabilities. The Company is seeking damages and injunctive relief. Accord has answered the complaint, alleging that it does not infringe and that the Company's patents at issue are invalid and unenforceable. In addition, Accord has asserted a declaratory judgement counterclaim, seeking that the court declare that the patents at issue are not infringed by the Accord products and/or that the patents at issue are invalid and unenforceable. This matter is in the early stages of litigation, and therefore the Company is unable to identify what, if any, impact the outcome of this litigation will have on the future operating results of the Company.

11   STOCKHOLDERS' EQUITY

     The Company has 40,000,000 authorized shares of common and 2,000,000 authorized shares of undesignated preferred stock. Each series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences as determined by the Board of Directors.


12   BENEFIT PLANS

     STOCK INCENTIVE PLAN The Company's Amended and Restated 1991 Stock Incentive Plan (the "1991 Plan") provides for the sale or award of common stock, or the grant of incentive stock options or nonqualified stock options for the purchase of common stock, of up to 4,756,466 shares to officers, employees, and consultants. The Plan is administered by the Board of Directors. Options have been granted at a price not less than the fair market value on the date of grant. The options generally become exercisable over a five-year period and expire over a period not exceeding ten years. Shares issuable will increase as of January 1, 1999, and will increase each January 1 thereafter during the term of the plan, by an additional number of shares of common stock equal to five percent of the total number of shares of common stock issued and outstanding as of December 31 of the preceding year.

     NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN The Company's Amended and Restated 1994 Non-Employee Director Stock Option Plan (the "Director Plan") provides that each non-employee director of the Company be granted an option to acquire 15,000 shares of common stock on the date that person becomes a director and annually be granted, beginning with the January 1 falling at least twelve months after a director's initial grant, an option to purchase an additional 3,000 shares. Options are granted at a price equal to the fair market value on the date of grant. The option becomes exercisable over a four-year period, and the term of the option is ten years from the date of grant. The Company has reserved 200,000 shares of common stock for issuance under the Director Plan.

     A summary of option activity under the 1991 Plan and the Director Plan is as follows:


                                                  --------------------------
                                                                 Weighted
                                                            Average Exercise
                                                  Shares          Price
     -----------------------------------------------------------------------
     Outstanding at January 1, 1996:              972,900        $ 7.36
          Granted                                 791,425        $26.75
          Terminated                              (97,775)       $17.20
          Exercised                              (191,011)       $ 5.53
     -----------------------------------------------------------------------
     Outstanding at December 31, 1996:          1,475,539        $17.35
          Granted                               1,343,000        $13.14
          Terminated                             (411,102)       $17.80
          Exercised                              (217,798)       $ 3.29
     -----------------------------------------------------------------------
     Outstanding at December 31, 1997:          2,189,639        $16.08
          Granted                                 965,500        $ 9.10
          Terminated                             (815,090)       $19.63
          Exercised                              (163,192)       $ 7.33
     -----------------------------------------------------------------------
     Outstanding at December 31, 1998           2,176,857        $12.31

     Exercisable at December 31, 1996            202,192
     Exercisable at December 31, 1997            377,840
     Exercisable at December 31, 1998            519,847
                                                ============================
     -----------------------------------------------------------------------


     Related information for options outstanding and exercisable as of December 31, 1998 under these benefit plans is as follows:


                                      -----------------------------------------
                                                      Weighted        Weighted
                                                      Average          Average
     OUTSTANDING                                     Remaining         Exercise
     OPTIONS                            Shares    Contractual Life      Price
     --------------------------------------------------------------------------

     Range of Exercise Prices
     $  .01 - $ 7.81                    686,199         8.0            $ 7.10
     $ 8.13 - $10.00                    372,794         5.7            $ 9.34
     $10.06 - $19.25                    949,554         5.2            $13.53
     $23.25 - $43.25                    168,310         3.9            $33.29
                                      -----------------------------------------
     Total outstanding                2,176,857         6.1            $12.31
                                      =========================================
     --------------------------------------------------------------------------


                                  ---------------------------
                                                Weighted
     EXERCISABLE                                 Average
     OPTIONS                       Shares      Exercise Price
     --------------------------------------------------------
     Range of Exercise Prices
     $  .01 - $ 7.81               133,729        $ 4.36
     $ 8.13 - $10.00                90,732        $ 9.22
     $10.06 - $19.25               215,138        $14.59
     $23.25-  $43.25                80,248        $32.78
                                  ---------------------------
     Total exercisable             519,847        $13.83
                                  ===========================
     --------------------------------------------------------



     EMPLOYEE STOCK PURCHASE PLAN The Company has an Employee Stock Purchase Plan (the "Stock Purchase Plan") under which eligible employees may purchase common stock at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of an employee's compensation (not to exceed amounts allowed under Section 423 of the Internal Revenue Code), may be terminated at any time by the employee and automatically ends on termination of employment with the Company. A total of 300,000 shares of common stock have been reserved for issuance under this plan. The first offering period commenced on the effective date of the Company's initial public offering of shares of its common stock, and continued until January 31, 1996. Subsequent six month offering periods commenced on February 1 and August 1, 1996, and have commenced on each February 1 and August 1 thereafter.

     PRO FORMA INFORMATION FOR STOCK-BASED COMPENSATION Pro forma information regarding net income (loss) and earnings (loss) per share, as if the Company had used the fair value method of SFAS 123 to account for stock options issued under its 1991 Plan and Director Plan, and shares purchased under the Stock Purchase Plan, is presented below. The fair value of stock activity under these plans was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions as of the date of grant: risk-free interest rates equal to the then available rate for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options; no dividend yields; an average volatility factor of the expected market price of the Company's common stock over the expected life of the option of .85 in 1998, .68 in 1997, and .50 in 1996; and a weighted-average expected life of the option of 5.3 years in 1998 and 1997, and 5.4 years in 1996.

     For purposes of pro forma disclosures, the estimated weighted average fair value of options granted during the year of $6.47, $8.39, and $9.51 in 1998, 1997, and 1996 is amortized to expense over the related vesting period. Pro forma information is as follows:


                                         Years ended December 31,
     In thousands, except          ------------------------------------
     per share amounts               1998           1997          1996
     ------------------------------------------------------------------
     Pro forma net income          $(2,375)       $(8,137)       $8,973
     Pro forma earnings
          per share:
               Basic               $ (0.18)       $ (0.63)       $ 0.73
               Diluted             $ (0.17)       $ (0.63)       $ 0.69
                                   ====================================
     ------------------------------------------------------------------

     SAVINGS PLAN The Company sponsors a savings plan for its employees which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. Contributions from the Company are made at the discretion of the Board of Directors. Through December 1996, the Company made no contributions to the 401(k) plan. In 1997, as authorized by the Board of Directors, the Company began to match a portion of its employees' contributions to the plan, which approximated $227,000 in 1998 and $205,000 in 1997.

     QUARTERLY FINANCIAL INFORMATION (UNAUDITED) All previously presented net income (loss) per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share."


                                            Quarters ended
In thousands except         -----------------------------------------------------
per share amounts           March 31     June 30    September 30      December 31
---------------------------------------------------------------------------------
1997
Revenue                     $15,303      $11,451      $12,903           $13,838
Gross profit                 10,344        7,231        7,961             8,563
Operating income (loss)       4,002      (13,970)          38               436
Net income (loss)             2,897       (8,679)         485               565
Net income (loss)
    per share - basic          0.23        (0.68)        0.04              0.04
Net income (loss)
    per share - diluted        0.22        (0.68)        0.04              0.04
Common stock
    price - high            $ 46.25      $ 23.00      $ 13.63           $ 16.88
Common stock
    price - low             $ 20.38      $ 12.13      $  9.88           $  9.88
---------------------------------------------------------------------------------
1998
Revenue                     $11,753      $13,007      $14,717           $16,462
Gross profit                  6,749        8,123        9,240            10,298
Operating income (loss)      (1,763)         310          878             1,326
Net income (loss)            (1,298)         518        1,042             1,552
Net income (loss)
    per share - basic         (0.10)        0.04         0.08              0.12
Net income (loss)
    per share - diluted       (0.10)        0.04         0.08              0.11
Common stock
    price - high            $ 16.00      $ 12.63      $ 14.00           $ 18.50
Common stock
    price - low             $ 12.48      $  7.75      $  6.75           $  6.75
---------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
VIDEOSERVER, INC.


We have audited the accompanying consolidated balance sheets of VideoServer, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VideoServer, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




/s/ Ernst & Young, LLP
----------------------


Boston, Massachusetts
January 19, 1999