Form 10-K, Exhibit 13
period 1999-12-31
EZENIA INC
filed 2000-03-30
CIK 943894

                                                       1999 Financial Highlights

                                                   Ezenia! Inc. and subsidiaries

                                          In thousands, except per-share amounts

                                                                                  Years ended December 31
                                                             1995            1996           1997           1998           1999
OPERATING DATA
   Revenue                                                 $28,197         $48,833        $53,495         $55,939        $58,109
   Income (loss) from operations*                            4,552          12,162         (9,494)            751           (760)
   Net income (loss)*                                        4,687          10,194         (4,732)          1,814          1,134
   Net income (loss) per-share diluted*                       0.39            0.77          (0.37)           0.13           0.08

BALANCE SHEET DATA
   Cash and marketable securities                          $45,168         $54,684        $46,531         $50,606        $53,080
   Total assets                                             53,902          73,096         72,899          80,132         79,738
   Redeemable preferred stock and
     long-term debt, less current portion                      673             167             --              --             --
   Stockholders' equity                                     45,789          59,871         60,091          64,145         66,790

* 1997 amounts include a pre-tax charge to operations of $14,000,000, or $0.69 per-share after taxes, for purchased research and development related to the acquisition of the network access card business unit of Promptus Communications, Inc.

* 1998 amounts include a pre-tax charge to operations totaling $1,300,000, or $0.10 per-share after taxes related to the restructuring of certain of the Company's operations.

                                      (ii)

                                               Consolidated Financial Statements
                                                   Ezenia! Inc. and subsidiaries
                                                 For the three-year period ended
                                                               December 31, 1999

Contents

   13      Management's Discussion and Analysis of Financial Condition
             and Results of Operations
   17      Consolidated Balance Sheets
   18      Consolidated Statements of Operations
   19      Consolidated Statements of Stockholders' Equity
   20      Consolidated Statements of Cash Flows
   21      Notes to Consolidated Financial Statements
   30      Report of Independent Auditors

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth the percentage change in certain financial data compared to the previous year, and the financial data as a percentage of revenue for the years indicated.

                                    Percent increase (decrease) year to year        Items as a percentage of revenue
   Income and Expense Items                  1999/98        1998/97                1999            1998           1997
Revenues                                        4%             5%                   100%            100%           100%
Cost of revenues                                2             11                     38              39             36
   Gross profit                                 5              1                     62              61             64

Operating expenses
   Research and development                    16             15                     30              27             24
   Sales and marketing                         11              6                     25              23             23
   General and administrative                   2             14                      9               9              8
   Purchased research and development          *              *                                                     27
   Non-recurring expenses                      *              *                                       1
Total operating expenses                       10            (23)                    64              60             82

Income (loss) from operations                 (*)            108                     (1)              1            (18)
Interest income, net                           15             17                      4               4              3
Income (loss) before income taxes             (44)           135                      3               5            (15)
Income taxes (benefit)                        (57)           131                      1               2             (6)
   Net income (loss)                          (37%)          138%                     2%              3%            (9%)

* Percentage not meaningful.

Results of operations - years ended December 31, 1999, 1998, and 1997

REVENUE
Revenue increased by 4% to $58.1 million in 1999. The change was primarily attributable to increased sales of the Company's Encounter family of Internet Protocol (IP)-based products and increased service revenue offset by a decrease in revenue from sales of the Company's network access card products resulting principally from new product offerings that carry a lower selling price. Revenue from sales of the Company's ISDN products increased marginally in 1999 as the market for videoconferencing products continues to grow at a slower rate than the market for IP-based products.

Revenue increased by 5% to $55.9 million in 1998. The change was primarily attributable to increased sales of the Company's Encounter products, initially released in the first quarter of the year and increased service revenues. Sales of the Company's ISDN products declined slightly in 1998. This decrease was attributed to general softness in the market for video-conferencing products.

GROSS PROFIT
Cost of revenues includes material costs, manufacturing labor, and overhead and customer support costs. Gross profit as a percentage of revenues increased slightly in 1999 to 62.3% from 61.5% in 1998. This increase was primarily attributable to increased margins on service contracts resulting from increases in service revenues that share in the absorption of fixed costs. Gross profit as a percentage of revenues declined in 1998 to 61.5% from 63.7% in 1997. This decrease was primarily attributable to a greater proportion of lower margin products in the product mix, including network access cards and lower-priced, small group conferencing servers.

OPERATING EXPENSES
Operating expenses increased by 10% in 1999 as compared to 1998. This increase was principally attributable to increased research and developing spending for the development of new IP and web-based Internet products, the first of which was released in the first quarter of 2000. Sales and marketing expenses increased by 11% in 1999 from 1998 spending levels. This increase resulted from costs incurred in connection with the Company's name change and expanded marketing programs relating to the continued development of the Company's Encounter family of IP-based products.

Excluding the effects of non-recurring charges and purchased research and development expense recognized in 1997 in connection with the Company's acquisition of the network access card business unit of Promptus Communications, Inc. (see Note 3 of Notes to Consolidated Financial Statements), operating expenses increased by approximately 12% in 1998

                                      (13)
as compared to 1997. Research and development expenses increased by 15% in 1998 primarily due to increased staffing for the development of products for the IP market. Sales and marketing expenses increased by 6% in 1998. This increase was related principally to the addition of sales and marketing personnel to support the Company's expansion of field sales offices, particularly in the European and Asia Pacific markets and the ongoing expansion of marketing programs.

General and administrative expenses in 1999 remained at approximately the same levels as the prior year. Increased general and administrative spending in 1998, as compared to 1997, resulted principally from the addition of finance and administrative personnel to support overall company growth and the implementation of a new corporate-wide financial accounting, manufacturing, and sales and distribution system.

INTEREST INCOME, NET
Interest income, net, consists of interest on cash, cash equivalents, and marketable securities. Increases in interest income in 1999 and 1998 were primarily related to an increase in cash available for investment.

INCOME TAXES
The Company has an asset recorded for deferred income taxes representing the estimated future tax benefits associated with expenses recorded for financial reporting purposes. The realization of this deferred tax asset is subject to certain variables, including future profitability of the Company. In the event a valuation reserve is required in order to reflect the deferred tax asset at its net realizable value, it would be recorded as an additional element of income tax expense in the Company's financial statements.

Other factors which may affect future operations
The Company's Annual Report includes discussions of its long-term growth outlook, including various forward-looking statements. The following risks and uncertainties, among others, could affect the degree to which such expectations are realized.

DEPENDENCE ON MAJOR CUSTOMERS.
While the Company is focusing efforts on broadening its reseller, distribution, and OEM sales channels, sales to a relatively small number of customers have accounted for a significant portion of the Company's revenue. The Company believes that its dependence on a similarly few number of customers will continue during 2000. This concentration of customers may cause revenues and operating results to fluctuate from quarter to quarter based on major customers' requirements and the timing of their orders and shipments. The Company's agreements with its customers generally do not include minimum purchase commitments or exclusivity arrangements. The Company's operating results could be materially and adversely affected if any present or future major customer were to choose to reduce its level of orders, were to change to another vendor for purchases of a similar product, were to combine their operations with another company who had an established relationship with another vendor for purchases of a similar product, were to experience financial, operational, or other difficulties, or were to delay paying or fail to pay amounts due the Company.

GROWTH IN DEMAND FOR NETWORKED CONFERENCING PRODUCTS.
The Company primarily serves the videoconferencing market, which, historically, has experienced significant fluctuations in growth rates from year to year. Recently, market growth has varied due to factors such as the adoption of new technologies like Internet Protocol (IP), the impact of these new technologies on the rate of growth or decline in traditional conferencing technologies such as ISDN, uncertainty around future network technologies, the availability of lower-priced, low-end, and desktop conferencing systems, and the consolidation of traditional videoconferencing OEM and distribution channels. The Company is unable to predict the potential impact of these and other factors on customer demand and the resultant impact on the Company's future operating results.

EVOLVING MARKETS.
Sales of Multimedia Conference Server (MCS) products account for most of the Company's revenue. The Company's success depends, to a significant extent, on the acceptance, and the rate of adoption, of MCS products in a number of market segments, many of which are in the early stages of development. These markets include group teleconferencing systems, desktop conferencing systems, and collaborative data-sharing and carrier-based conferencing services. There is inadequate experience to predict whether MCS products ultimately will be accepted within these market segments. There can be no assurance that any of the markets for the Company's products will develop to the extent, in the manner, or at the rate anticipated by the Company. In addition, future prices the Company is able to obtain for its products may decrease from historical levels as a result of new product introductions by others, price competition, technological change, or other factors.

                                      (14)

RAPID TECHNOLOGICAL CHANGE.
The market for the Company's products is characterized by rapidly changing technology, evolving industry standards, emerging network architectures, and frequent new product introductions. The adoption rate of new technologies and products may adversely impact near-term growth of the conferencing market as users evaluate the alternatives. The Company has invested, and for 2000 plans to continue to invest, in software development and products incorporating certain of these new technologies. Many other companies, including the Company's largest customer, are also developing products incorporating these new technologies that are competitive with the Company's current and future offerings. The Company's success will depend, in part, upon its ability through continued investments to maintain technological leadership, to enhance and expand its existing product offerings, and to select and develop in a timely manner new products that achieve market acceptance.

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

PERIOD-TO-PERIOD FLUCTUATIONS.
The Company's operating results are likely to vary significantly from quarter to quarter as a result of several factors, including: the timing of new product announcements and introductions by the Company, its major customers and its competitors; market acceptance of new or enhanced versions of the Company's products; changes in the product mix of revenue; changes in the relative proportions of revenue among distribution channels or among customers within each distribution channel; changes in manufacturing costs; price reductions for the Company's products; the gain or loss of significant customers; increased research and development expenses associated with new product introductions; seasonally; and general economic conditions. New customers' orders have generally been characterized by lengthy sales cycles, making it difficult to predict the quarter in which sales will occur. Carriers' deployment projects involve particularly long sales cycles, and shipments for such projects are therefore often difficult to forecast. In addition, such shipments are subject to delays in the timing of such projects. The Company typically operates with a small backlog. As a result, quarterly revenue and operating results generally depend on the volume, timing of, and ability to fulfill orders received within the quarter, which are difficult to forecast. Also, changes in ordering patterns have resulted in the Company recognizing a substantial portion of its revenue in a given quarter from sales booked and shipped in the last weeks of that quarter. All of the above factors can materially adversely affect the Company's business and operating results for one quarter or a series of quarters, and are difficult to forecast. The Company establishes its expenditure levels for product development and other operating expenses based, in large part, on its expected future sales. As a result, if revenues fall below expectations, there would likely be a material adverse effect on the Company's operating results and net income because only a small portion of the Company's expenses vary with its sales in the short term.

PROTECTION OF PROPRIETARY TECHNOLOGY.
The Company's success depends, to a large extent, on its ability to protect its proprietary technology. The Company currently holds seven U.S. patents relating to its existing products and has several patent applications pending. In addition to its patents, the Company relies primarily on a combination of contractual rights, trade secrets, and copyrights to protect its intellectual property rights.

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

                                      (15)

UNCERTAINTIES REGARDING PATENTS.
On November 20, 1988, the Company commenced an action for patent infringement against Accord Networks, Inc. f/k/a Accord Video Telecommunications, Inc. ("Accord") in the United States District Court for the District of Massachusetts. The complaint alleged that Accord was infringing and has infringed and contributed to and induced infringement one of the Company's patents, including by making, using, selling and offering to sell Accord's "MGC" products. The Company has filed subsequent amendments to the complaint, alleging that Accord has infringed on three other patents of the Company and that Accord's affiliate in Israel, Accord Networks, Ltd. f/k/a Accord Telecommunications, Ltd. also infringed on all four of these patents. The underlying technology for these patents enables several fundamental videoconferencing capabilities. The Company is seeking damages and injunctive relief.

Accord has counterclaimed for declaratory judgment that the patents are invalid and unenforceable and that the Company has violated the Lanham Act, interfered with Accord's contractual and prospective business advantage and defamed and disparaged Accord and its products. In its counterclaim, Accord is seeking unspecified damages, costs, and injunctive relief. The Company intends to vigorously defend against Accord's counterclaim.

IMPACT OF YEAR 2000.
In prior years, the Company discussed the nature and progress of its plans to become Year 2000-ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission-critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 1999, the Company has cash, cash equivalents, and marketable securities of $53.1 million, an increase of $2.5 million from December 31, 1998. The Company regularly invests excess funds in short-term money market funds, government securities, and commercial paper. The Company has no long-term debt.

The Company believes that cash generated from operating activities along with its existing cash, cash equivalents, and marketable securities will be sufficient to meet the Company's cash requirements for the foreseeable future.

                                      (16)

 CONSOLIDATED BALANCE SHEETS

                                                                                          Year ended December 31

(In thousands)                                                                           1999                 1998
ASSETS
Current assets
   Cash and cash equivalents                                                          $35,095              $23,225
   Marketable securities                                                               17,985               27,381
   Accounts receivable, less allowances of
    $1,518 in 1999 and $1,534 in 1998                                                   6,800                7,778
   Inventories                                                                          2,610                3,693
   Deferred income taxes                                                                3,733                3,300
   Other current assets                                                                 1,183                1,497
Total current assets                                                                   67,406               66,874
Equipment and improvements, net of
 accumulated depreciation                                                               6,461                6,616
Deferred income taxes                                                                   4,047                4,000
Other assets, net of accumulated amortization of

 $1,113 in 1999 and $1,599 in 1998                                                      1,824                2,642
                                                                                      $79,738              $80,132

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable                                                                     4,750                3,546
   Accrued expenses                                                                     7,595               11,396
   Deferred revenue                                                                       603                1,045

Total current liabilities                                                              12,948               15,987

Commitments and contingencies - Note 9

Stockholders' equity
   Preferred stock, $.01 par value; 2,000,000
    shares authorized, none issued and outstanding
   Common stock, $.01 par value; 40,000,000 shares authorized; 13,588,505 issued and outstanding in 1999; 13,381,746 issued and
    outstanding in 1998                                                                   136                  134
   Capital in excess of par value                                                      58,483               56,720
   Retained earnings                                                                    8,441                7,307
   Accumulated other comprehensive loss                                                  (270)                 (16)
                                                                                       66,790               64,145
                                                                                      $79,738              $80,132

See accompanying notes.

                                      (17)

 CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     Year ended December 31
(In thousands, except for share-related data)             1999                1998                 1997
Revenues
   Product revenue                                     $51,058             $50,340               $49,415
   Service revenue                                       7,051               5,599                 4,080
                                                        58,109              55,939                53,495
Costs of revenues
   Cost of product revenue                              17,903              17,338                15,660
   Cost of service revenue                               4,032               4,191                 3,736
                                                        21,935              21,529                19,396
Gross profit                                            36,174              34,410                34,099

Operating expenses
   Research and development                             17,301              14,878                12,886
   Sales and marketing                                  14,412              13,005                12,217
   General and administrative                            5,221               5,119                 4,490
   Purchased research and development                                                             14,000
   Non-recurring charges                                                       657
                                                        36,934              33,659                43,593
Income (loss) from operations                             (760)                751                (9,494)

Interest income, net                                     2,293               1,998                 1,712

Income (loss) before income taxes                        1,533               2,749                (7,782)

Income taxes (benefit)                                     399                 935                (3,050)

Net income (loss)                                      $ 1,134             $ 1,814               $(4,732)

Net income (loss) per share:
   Basic                                               $  0.08             $  0.14               $ (0.37)
   Diluted                                             $  0.08             $  0.13               $ (0.37)

See accompanying notes.

                                      (18)

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except for share-related data)                                                       Accumulated
                                                                         Capital                       Other          Total
                                                 Common Stock         in Excess of      Retained   Comprehensive  Stockholders'
                                             Shares       Par Value     Par Value       Earnings       Loss           Equity
BALANCES AS OF
DECEMBER 31, 1996                         12,620,760       $  126        $ 49,573       $ 10,225      $   (53)       $59,871
   Stock issued under
    employee benefit plans                   278,202            3           1,418                                      1,421
   Tax benefit related to
    employee stock plans                                                      180                                        180
   Stock issuance related to
    acquisition of business,
    net of issuance costs
    of $27                                   223,881            2           3,413                                      3,415
   Foreign currency
    translation adjustment                                                                                (64)           (64)
   Net loss                                                                               (4,732)                     (4,732)

BALANCES AS OF
DECEMBER 31, 1997                         13,122,843          131          54,584          5,493         (117)        60,091
   Stock issued under
    employee benefit plans                   258,903            3           2,066                                      2,069
   Tax benefit related to
    employee stock plans                                                       70                                         70
   Foreign currency
    translation adjustment                                                                                101            101
   Net income                                                                              1,814                       1,814

BALANCES AS OF
DECEMBER 31, 1998                         13,381,746          134          56,720          7,307          (16)        64,145
   Stock issued under
    employee benefit plans                   206,759            2           1,589                                      1,591
   Tax benefit related to
    employee stock plans                                                      174                                        174
   Foreign currency
    translation adjustment                                                                               (254)          (254)
   Net income                                                                              1,134                       1,134

BALANCES AS OF
DECEMBER 31, 1999                         13,588,505       $  136        $ 58,483        $ 8,441      $  (270)       $66,790

See accompanying notes.

                                      (19)

 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Year ended December 31
(In thousands)                                                 1999              1998              1997
Operating activities

Net income (loss)                                          $  1,134           $ 1,814          $ (4,732)
Adjustments to reconcile net income (loss)
 to net cash provided by operating activities:
      Purchased research and development                                                         14,000
      Depreciation and amortization                           3,768             3,686             3,076
      Purchased technology write-off                          1,034
      Deferred income taxes                                    (480)             (340)           (4,680)
      Tax benefit related to stock plan activities              174                70               180
      Changes in operating assets and liabilities:
        Accounts receivable                                     978              (534)            2,120
        Inventories                                           1,083               189               979
        Other current assets                                    314              (556)              (50)
        Accounts payable and accrued expenses                (2,597)            3,265            (1,338)
        Deferred revenue                                       (442)               81               133
Net cash provided by operating activities                     4,966             7,675             9,688

Investing activities

Net purchases of equipment and improvements                  (3,093)           (4,545)           (2,954)
Purchases of marketable securities                           (3,634)          (13,198)           (2,634)
Proceeds from sale of marketable securities                  13,030             7,482             7,777
Acquisition of business, net of cash acquired                                                   (15,416)
Increase in other assets                                       (736)           (1,058)             (271)
Net cash provided by (used for) investing activities          5,567           (11,319)          (13,498)

Financing activities

Repayment of long-term debt                                                      (167)             (557)
Net proceeds from issuance of stock
 under employee benefit plans                                 1,591             2,069             1,421
Net cash provided by financing activities                     1,591             1,902               864
Effect of exchange rate on cash and
 cash equivalents                                              (254)              101               (64)
Increase (decrease) in cash and cash equivalents             11,870            (1,641)           (3,010)

Cash and cash equivalents at beginning of year               23,225            24,866            27,876

Cash and cash equivalents at end of year                    $35,095           $23,225           $24,866

Supplementary disclosure of cash flow
 information:
      Interest paid                                        $     86          $     77          $    165

See accompanying notes.

                                      (20)

Notes to Consolidated Financial Statements

1  BUSINESS

Ezenia! Inc. and its subsidiaries (the Company) operate in one business segment, which is the design, development, manufacture, marketing, sale, and service of networking equipment and associated software used to create interactive multimedia collaboration and conferences that connect multiple users over wide-area networks and allow them to interact as a group. During 1999, the Company changed its name to Ezenia! Inc. from VideoServer, Inc.

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. All assets and liabilities of the Company's foreign subsidiary are translated at the rate of exchange at the end of the year, while revenues, costs, and expenses are translated at the average rates in effect during the year. The net effect of these translation adjustments is shown in the accompanying financial statements as a component of stockholders' equity.

SIGNIFICANT ESTIMATES AND ASSUMPTIONS
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION
Revenue from product sales is recognized upon shipment, and the Company's products are generally delivered without significant post-sale obligations to the customer. If significant obligations exist, revenue recognition is deferred until the obligations are satisfied. Estimated product warranty costs are accrued at the time of sale. Revenue from maintenance agreements is recognized ratably over the terms of the agreements, and other service revenue is recognized as the services are performed.

CASH EQUIVALENTS AND MARKETABLE SECURITIES
All of the Company's cash equivalents and marketable securities are classified as available-for-sale, and accordingly are carried at fair market value based on quoted market prices, which approximate their cost. Unrealized gains and losses were not material in 1999 or 1998. Realized gains and losses are included in net interest income. The Company considers all liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents and marketable securities consist of highly rated U.S. and state government securities, commercial paper, and short-term money market funds.

Marketable securities at December 31, 1999, by contractual maturity, included $8.2 million due in one year or less, and $9.8 million due between one year and two years.

CONCENTRATIONS OF CREDIT RISK
Sales to two customers accounted for 49%, 53%, and 50% of total revenues in 1999, 1998, and 1997, respectively. Accounts receivable from these customers amounted to approximately $3.2 million and $3.3 million at December 31, 1999 and 1998, respectively. Export sales, primarily to Europe, were $15.7 million in 1999, $15.7 million in 1998, and $17.4 million in 1997.

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash equivalents, marketable securities, and accounts receivable. All of the Company's cash equivalents and marketable securities are maintained by major financial institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers. The Company has not incurred any material write-offs related to its accounts receivable.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

                                      (21)

EQUIPMENT AND IMPROVEMENTS
Equipment and improvements are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

 Computer and office equipment                                           3 years
 Furniture and fixtures                                                  5 years
 Leasehold improvements                                 Shorter of lease term or
                                                           estimated useful life

 Deferred revenue
 Deferred revenue represents amounts received from customers under maintenance agreements or for product sales in advance of revenue recognition.

 Research and development costs
 Research and development costs are charged to expense as incurred. To date, costs of internally developed software eligible for capitalization have been immaterial and have been expensed as incurred.

 Net income (loss) per share
 The Company reports earnings per share in accordance with the Statement of Financial Accounting Standards No. 128 "Earnings per Share." Diluted earnings per share include the effect of dilutive stock options.

 Shares used in computing basic and diluted net income (loss) per share are as follows:

                             1999                 1998                 1997
 Basic                     13,450,000          13,236,000           12,867,000
 Diluted                   13,730,000          13,578,000           12,867,000

The effect of dilutive stock options on the total shares used to compute diluted net income per share was 280,000 in 1999 and 342,000 in 1998.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS
In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets," the Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present. On an ongoing basis, management reviews the value and period of amortization or depreciation of long-lived assets. During this review, the Company reevaluates the significant assumptions used in determining the original cost of long-lived assets. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows, and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets based upon events or circumstances, which have occurred since acquisition.

ACCOUNTING FOR STOCK-BASED COMPENSATION
The Company has elected to account for its stock-based compensation plans following Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations rather than the alternative fair value accounting provided under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS
123). Accordingly, no compensation expense has been recognized by the Company for its stock option plans and its stock purchase plan.

ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes standards for the recognition, measurement, and reporting of derivatives and hedging activities and is effective, as amended, for all quarters in fiscal years beginning after December 31, 2000. The Company anticipates that the adoption of this new accounting standard will not have a material impact on the Company's consolidated financial statements.

                                      (22)

3  BUSINESS COMBINATION

On April 28, 1997, the Company purchased the network access card ("NAC") business unit of Promptus Communications, Inc. ("Promptus"). The assets acquired included all tangible and intangible assets of Promptus' NAC business unit, including fixed assets, inventories, trade receivables, products, and technology. Liabilities assumed included all third-party trade liabilities and other accrued obligations pertaining to the acquired NAC assets. The total purchase price of approximately $18.8 million included $14.5 million of cash consideration and 223,881 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to the tangible and intangible assets acquired based upon their estimated fair market values. The intangible assets acquired were valued using risk-adjusted cash flow models under which estimated future cash flows were discounted taking into account risks related to existing and future target markets and to the completion of the products expected to be ultimately marketed by the Company, and assessments of the life expectancy of the underlying technology. The analysis resulted in an allocation of $2.0 million to purchased software, which had reached technological feasibility, principally represented by the technology comprising the NAC products being sold by Promptus at the acquisition date. This amount was capitalized and amortized over a five-year period. In addition, $14.0 million was allocated to purchased research and development, which had not reached technological feasibility and had no alternative future use. This amount was charged to operations at the acquisition date.

Operating results of the NAC business unit have been included in the financial statements from the acquisition date. The following pro-forma information presents the results of operations for the year ended December 31, 1997, as if the NAC business unit of Promptus had been acquired as of January 1, 1997, including the charge to operations of $14.0 million related to purchased in-process research and development resulting from the acquisition, as if expensed on the date acquired. The NAC business unit was fully incorporated in the Company's 1997 operating results.

                                 (In thousands, except for share-related data)
Total revenues                                                       $ 57,122
Net loss                                                               (4,692)
Net loss per share
   Basic                                                                (0.36)
   Diluted                                                              (0.36)

The unaudited pro-forma results do not purport to be indicative of the results which actually would have been obtained had the acquisition been effected on the dates indicated, or of results which may be achieved in the future.

4  INVENTORIES

Inventories consist of:

                                                      Year ended December 31
(In thousands)                                       1999                 1998
Raw materials and subassemblies                    $1,790               $3,188
Work in process                                       565                   27
Finished goods                                        255                  478
                                                   $2,610               $3,693

                                      (23)

5  EQUIPMENT AND IMPROVEMENTS

Equipment and improvements consist of:

                                                       Year ended December 31
(In thousands)                                        1999                 1998
Computer and office equipment                      $18,475              $15,532
Furniture and fixtures                                 408                  411
Leasehold improvements                                 926                  921
                                                    19,809               16,864
Less accumulated depreciation                       13,348               10,248
                                                   $ 6,461              $ 6,616

6  ACCRUED EXPENSES

Accrued expenses consist of:

                                                        Year ended December 31
(In thousands)                                         1999                 1998
Employee compensation and benefits                   $2,042              $ 2,974
Professional fees                                       763                1,191
Warranties and other customer-related costs           1,907                4,093
Income taxes                                          1,448                2,299
Other                                                 1,435                  839
                                                     $7,595              $11,396

7  INCOME TAXES

The provision for income taxes (benefit) for 1999, 1998, and 1997 is as follows:

                                            Year ended December 31
(In thousands)                   1999                1998                 1997
Current:
   Federal                       $619              $1,029              $ 1,104
   State                           43                 112                  403
   Foreign                        217                 134                  123
                                  879               1,275                1,630
Deferred:
   Federal                       (382)               (298)              (4,095)
   State                          (54)                (42)                (585)
   Foreign                        (44)

                                 (480)               (340)              (4,680)
                                 $399              $  935              $(3,050)

                                      (24)

Cash payments for income taxes totaled approximately $1,700,000 in 1999, $254,000 in 1998, and $1,254,000 in 1997.

The effective tax rate differs from the statutory federal income tax rate due to the following:

                                                                   Year ended December 31
                                                          1999                1998                 1997
Statutory income tax rate                                34.0%               34.0%               (34.0)%
State income taxes, net of federal benefit                2.4                 6.0                 (1.5)
Research and development tax credits                     17.1)               (3.4)                (2.0)
Meals and entertainment expense                           3.9                 1.6                  0.5
Tax-exempt interest income                               (4.2)               (8.8)                (4.6)
Foreign                                                   2.2                 1.8                  1.6
Other                                                     4.8                 2.8                  0.8

Effective tax rate                                       26.0%               34.0%               (39.2)%

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

The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                      Year ended December 31
(In thousands)                                     1999                 1998
Deferred tax asset:
   Purchased research and development            $4,589               $4,481
   Research and development credits                 625
   Accruals and allowances not currently
    deductible for tax purposes                   2,038                2,606
   Depreciation and other                           528                  213
Total deferred tax assets                        $7,780               $7,300

At December 31, 1999, the Company had available federal research and development tax credit carryforwards of approximately $625,000 which expire in 2020.

8  NON-RECURRING CHARGES AND CREDIT

In July 1999, the Court of Appeals for the Federal Circuit upheld a Federal District court's previous ruling in Datapoint's patent infringement case with PictureTel Corporation, that products sold by PictureTel, including those manufactured by the Company, do not infringe on any of the Datapoint patents in the videoconferencing field and that the patent claims asserted against PictureTel are invalid. In the opinion of management, this decision makes remote the possibility that the Company would incur any costs associated with these patent claims. As a result, the Company reversed into cost of product revenue an accrual of $1,075,000, which had been established in prior periods, for estimated potential liability associated with this litigation.

In the quarter ended September 30, 1999, the Company experienced a significant decline in revenue associated with technology purchased as part of the 1997 acquisition of the network access card ("NAC") business unit from Promptus Communications. Concurrently, the Company introduced products using new network access technology to replace the products manufactured utilizing the technology acquired from Promptus Communications. The Company currently estimates the contribution of the acquired NAC technology to the future operating results of the Company will be insignificant. As a result, during the quarter ended September 30, 1999, the Company wrote off, as part of cost of product revenue, approximately $1,034,000 of related unamortized purchased technology.

                                      (25)

In March 1998, the Company adopted a plan to restructure certain of its operations to increasingly focus and streamline its product offerings. As a result of these actions, the Company recorded charges of approximately $1,300,000 in the quarter ended March 31, 1998. These one-time charges included $657,000 reported as non-recurring restructuring expenses primarily covering estimated severance costs, $450,000 reported as a part of cost of sales for various write-downs of excess and obsolete inventory, and $193,000 for certain facilities costs reported as research and development expenses. Approximately $650,000 of the $1.3 million charge required a cash outlay.

9  COMMITMENTS AND CONTINGENCIES

The Company rents its primary facility under an operating lease, which expires in February 2001. The Company also leases sales offices under leases that expire on various dates through February 2001. Future minimum lease payments at December 31, 1999 under these non-cancelable operating leases are approximately $665,000 in 2000, and $89,000 in 2001.

Rent expense was approximately $916,000, $997,000, and $895,000 in 1999, 1998,
and 1997, respectively.

On November 20, 1988, the Company commenced an action for patent infringement against Accord Networks, Inc. f/k/a Accord Video Telecommunications, Inc. ("Accord") in the United States District Court for the District of Massachusetts. The complaint alleged that Accord was infringing and has infringed and contributed to and induced infringement one of the Company's patents, including by making, using, selling and offering to sell Accord's "MGC" products. The Company has filed subsequent amendments to the complaint, alleging that Accord has infringed on three other patents of the Company and that Accord's affiliate in Israel, Accord Networks, Ltd. f/k/a Accord Telecommunications, Ltd. also infringed on all four of these patents. The underlying technology for these patents enables several fundamental videoconferencing capabilities. The Company is seeking damages and injunctive relief.

Accord has counterclaimed for declaratory judgment that the patents are invalid and unenforceable and that the Company has violated the Lanham Act, interfered with Accord's contractual and prospective business advantage and defamed and disparaged Accord and its products. In its counterclaim, Accord is seeking unspecified damages, costs, and injunctive relief. The Company intends to vigorously defend against Accord's counterclaim.

10  STOCKHOLDERS' EQUITY

The Company has 40,000,000 authorized shares of common and 2,000,000 shares of undesignated preferred stock, $.01 par value per share. Each series of Preferred Stock shall have such rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences as determined by the Board of Directors.

11  BENEFIT PLANS

STOCK INCENTIVE PLAN
The Company's Amended and Restated 1991 Stock Incentive Plan (the "1991 Plan") provides for the sale or award of common stock, or the grant of incentive stock options or nonqualified stock options for the purchase of common stock, of up to 5,425,553 shares to officers, employees, and consultants. The Plan is administered by the Board of Directors. Options have been granted at a price not less than the fair market value on the date of grant. The options generally become exercisable over a four-to five-year period and expire over a period not exceeding ten years. Shares issuable will increase as of January 1, 2000, and will increase each January 1 thereafter during the term of the plan, by an additional number of shares of common stock equal to five percent of the total number of shares of common stock issued and outstanding as of December 31 of the preceding year.

NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
The Company's Amended and Restated 1994 Non-Employee Director Stock Option Plan (the "Director Plan") provides that each non-employee director of the Company be granted an option to acquire 15,000 shares of common stock on the date that person becomes a director and annually be granted, beginning with the January 1 falling at least twelve months after a Director's initial grant, an option to purchase an additional 3,000 shares. Options are granted at a price equal to the fair market value on the date of grant. Options become exercisable over a four-year period and expire ten years from the date of grant. The Company has reserved 200,000 shares of common stock for issuance under the Director Plan.

                                      (26)

A summary of option activity under the 1991 Plan and the Director Plan is as follows:

                                                                    Weighted
                                                                     Average
                                                                    Exercise
                                                 Shares                Price
Outstanding at December 31, 1996              1,475,539               $17.35
   Granted                                    1,343,000                13.14
   Terminated                                  (411,102)               17.80
   Exercised                                   (217,798)                3.29

Outstanding at December 31, 1997              2,189,639                16.08
   Granted                                      965,500                 9.10
   Terminated                                  (815,090)               19.63
   Exercised                                   (163,192)                7.33

Outstanding at December 31, 1998              2,176,857                12.31
   Granted                                    1,472,875                 8.45
   Terminated                                (1,192,938)               11.61
   Exercised                                   (112,403)                6.60

Outstanding at December 31, 1999              2,344,391                10.52

Exercisable at December 31, 1997                377,840

Exercisable at December 31, 1998                519,847

Exercisable at December 31, 1999                656,163

Related information for options outstanding and exercisable as of December 31, 1999 under these benefit plans is as follows:

                                                           Weighted
                                                            Average             Weighted
                                                          Remaining              Average
Outstanding options                                Contractual Life             Exercise
Range of exercise
     $ 2.00 - $ 7.94                  1,146,416                 8.9               $ 7.34
     $ 8.00 - $10.00                    379,405                 8.0               $ 9.22
     $10.06 - $19.25                    718,290                 5.1               $12.98
     $23.25 - $43.25                    100,280                 3.2               $34.19
                                      2,344,391                 7.3               $10.52

                                                                                Weighted
                                                                                 Average
Exercisable options                                                             Exercise
Range of exercise prices                                     Shares                Price

     $ 2.00 - $ 7.94                                        266,931               $ 6.94
     $ 8.00 - $10.00                                         58,648               $ 9.22
     $10.06 - $19.25                                        263,501               $13.02
     $23.25 - $43.25                                         67,083               $33.87
                                                            656,163               $12.34

                                      (27)

EMPLOYEE STOCK PURCHASE PLAN
The Company has an Employee Stock Purchase Plan (the "Stock Purchase Plan") under which eligible employees may purchase common stock at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of an employee's compensation (not to exceed amounts allowed under Section 423 of the Internal Revenue Code), may be terminated at any time by the employee, and automatically ends on termination of employment with the Company. A total of 600,000 shares of common stock have been reserved for issuance under this plan. Offering periods commence on February 1 and August 1 of each year.

PRO-FORMA INFORMATION FOR STOCK-BASED COMPENSATION
Pro-forma information regarding net income and earnings per share, as if the Company had used the fair value method of SFAS 123 to account for stock options issued under its 1991 Plan and Director Plan, and shares purchased under the Stock Purchase Plan, is presented below. The fair value of stock activity under these plans was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions as of the date of grant: risk-free interest rates equal to the then-available rate for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options; no dividend yields; an average volatility factor of the expected market price of the Company's common stock over the expected life of the option of .86 in 1999,
 .85 in 1998 and .68 in 1997; and a weighted-average expected life of the option of 5.4 years in 1999 and 5.3 years in 1998 and 1997.

For purposes of pro-forma disclosures, the estimated weighted average fair value of options granted during the year of $7.22, $6.47, and $8.39 in 1999, 1998 and 1997, respectively, is amortized to expense over the related vesting period. Pro-forma information is as follows:

(In thousands except for net loss per-share information)          1999                1998                 1997
Pro-forma net loss                                            $(2,813)             $(2,375)            $(8,137)
Pro-forma net loss per share
   Basic                                                      $ (0.21)             $ (0.18)            $ (0.63)
   Diluted                                                    $ (0.21)             $ (0.18)            $ (0.63)

SAVINGS PLAN
The Company sponsors a savings plan for its employees, which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. Contributions from the Company are made at the discretion of the Board of Directors and approximated $293,000 in 1999, $227,000 in 1998, and $205,000 in 1997.

                                      (28)

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                    QUARTER ENDED

(In thousands except per share amounts)          March 31        June 30         Sept 30         Dec 31
1998
Revenue                                          $11,753        $13,007         $14,717         $16,462
Gross profit                                       6,749          8,123           9,240          10,298
Operating income (loss)                           (1,763)           310             878           1,326
Net income (loss)                                 (1,298)           518           1,042           1,552
Net income (loss) per share - basic                (0.10)          0.04            0.08            0.12
Net income (loss) per share - diluted              (0.10)          0.04            0.08            0.11
Common stock price - high                        $ 16.00        $ 12.63         $ 14.00         $ 18.50
Common stock price - low                         $ 12.48        $  7.75         $  6.75         $  6.75

1999
Revenue                                          $16,562        $16,832         $12,036         $12,680
Gross profit                                      10,416         10,558           7,326           7,877
Operating income (loss)                            1,475          1,577          (2,127)         (1,683)
Net income (loss)                                  1,332          1,371            (993)           (574)
Net income (loss) per share - basic                 0.10           0.10           (0.07)          (0.04)
Net income (loss) per share - diluted               0.10           0.10           (0.07)          (0.04)
Common stock price - high                        $ 20.44        $ 14.50         $ 11.38         $  8.75
Common stock price - low                         $  7.44        $  6.75         $  7.25         $  4.63


                                      (29)

REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS AND STOCKHOLDERS
EZENIA! INC.

We have audited the accompanying consolidated balance sheets of Ezenia! Inc. and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ezenia! Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst + Young LLP

Boston, Massachusetts
February 3, 2000

                                      (30)